Form 20-F
period 2023-06-30
Incannex Healthcare Ltd
filed 2023-10-31
CIK 1873875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

The number of ordinary shares outstanding as of June 30, 2023, was 1,587,010,366.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the fiscal years ended June 30, 2023 and 2022, we had total comprehensive losses of A$20.0 million and A$14.9 million, respectively, and we had negative cash flows from operating activities of A$15.9 million and A$12.8 million, respectively. As of June 30, 2023, we had accumulated losses of A$78.8 million.

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

None of our drug candidates has been approved for commercial sale, and we expect it to be several years before any of them are approved, if ever, and we are then able to commence sales of our drug candidates. To date, we have not generated any revenue from the licensing or commercialization of our drug candidates and do not expect to receive revenue from them for a number of years, if ever. We will not be able to generate product revenue unless and until our drug candidates, alone or with future partners, successfully complete clinical trials, receive regulatory approval and are successfully commercialized. Although we may seek to obtain revenue from collaboration or licensing agreements with third parties, we currently have no such agreements that could provide us with material, ongoing future revenue and we may never enter into any such agreements.

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

Any failure to implement our business strategy could negatively impact our business, financial condition and results of operations.

The development and commercialization of our drug candidates is subject to many risks, including:

●	additional clinical or pre-clinical trials may be required beyond what we currently expect;

●	regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical studies or may require that we conduct additional studies;

●	regulatory authorities may disagree with our proposed design of future clinical trials;

●	regulatory authorities may delay approval of our drug candidates, thus preventing milestone payments from our collaboration partners;

●	regulatory authorities may not accept data generated at our clinical study sites;

●	we may be unable to obtain and maintain regulatory approval of our drug candidate in any jurisdiction;

●	the prevalence and severity of any side effects of any drug candidate could delay or prevent commercialization, limit the indications for any approved drug candidate, require the establishment of a risk evaluation and mitigation strategy, or cause an approved drug candidate to be taken off the market;

●	regulatory authorities may identify deficiencies in manufacturing processes;

●	regulatory authorities may change their approval policies or adopt new regulations;

●	the third party manufacturers we expect to depend on to supply or manufacture our drug candidates may not produce adequate supply;

●	we, or our third party manufacturers, may not be able to source or produce materials that meet current Good Manufacturing Practice (“cGMP”) standards for the production of our drug candidates;

●	we may not be able to manufacture our drug candidates at a cost or in quantities necessary to make commercially successful products;

●	we may not be able to obtain adequate supply of our drug candidates for our clinical trials;

●	we may experience delays in the commencement of, enrolment of patients in and timing of our clinical trials;

●	we may not be able to demonstrate that our drug candidates are safe and effective as a treatment for its indications to the satisfaction of regulatory authorities, and we may not be able to achieve and maintain compliance with all regulatory requirements applicable to our drug candidates;

●	we may not be able to maintain a continued acceptable safety profile of our products following approval;

●	we may be unable to establish or maintain collaborations, licensing or other arrangements;

●	the market may not accept our drug candidates;

●	we may be unable to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations, and the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations will affect our profitability;

●	we may experience competition from existing products or new products that may emerge;

●	we and our licensors may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect our drug candidates; and

●	we may not be able to obtain and maintain coverage and adequate reimbursement from third party payors.

If any of these risks materialize, we could experience significant delays or an inability to successfully develop and commercialize our drug candidates we or our partners may develop, which would have a material adverse effect on our business, financial condition and results of operations.

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

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a drug candidate, but rather to test safety and to understand the drug candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful, nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the drug candidate involved, as well as other factors. If we suffer any significant delays, quality issues, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our drug candidates or generate revenue and our business may be severely harmed.

If we do not obtain the necessary regulatory approvals, we will be unable to commercialize our drug candidates.

The clinical development, manufacturing, sales and marketing of our drug candidates are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application or equivalents in other jurisdictions, regulatory approval is never guaranteed. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. Additionally, during the review process and prior to approval, the FDA and/or other regulatory bodies may require additional data, including with respect to whether our products have the potential for abuse, which may delay approval and any potential controlled substance scheduling processes. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or a third-party manufacturer’s processes or facilities, or that new laws may be enacted, or regulators may change their approval policies, or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

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

Even if we or our licensing partners receive regulatory approval to sell any drug candidates, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory requirements or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates.

We have limited manufacturing experience with our drug candidates.

We have no manufacturing capabilities and are dependent on third parties for cost effective manufacture and manufacturing process development of our drug candidates. Problems with third-party manufacturers or the manufacturing process, or the scaling up of manufacturing activities as such, may delay clinical trials and commercialization of our drug candidates.

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

Any partnerships or alliances we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if we sold our products directly, may place the development, sales and marketing of our products outside of our control, may require us to relinquish important rights or may otherwise be on unfavorable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

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

We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies, or the loss of key employees from either our business or the acquired businesses.

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

In August 2022, we completed the acquisition of 100% of APIRx Pharmaceutical USA, LLC (the “Acquisition”). However, our ability to successfully integrate APIRx will depend on the timely integration and consolidation of operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between APIRx and us. Such integration and consolidation could be complex and time consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns and our clinical trials. Any failure to successfully integrate the business, operations and employees of APIRx could undermine our results of operations.

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

Successful commercialization of our drug candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our drug candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third-party coverage is not available for our drug candidates, the market acceptance of these drug candidates will be reduced. Cost-control initiatives could decrease the price we might establish for drug candidates, which could result in product revenues lower than anticipated. If the price for our drug candidates decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, our potential revenue and prospects for profitability will suffer.

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

The shipment, import and export of our drug candidates and the Active Pharmaceutical Ingredient (“API”) used to manufacture them, along with the drugs used in our psychedelic-assisted psychotherapy services, will require import and export licenses. In the United States, the FDA, U.S. Customs and Border Protection, and the U.S. Drug Enforcement Administration (the “DEA”); in Canada, the Canada Border Services Agency, Health Canada; in Europe, the European Medicines Agency (the “EMA”) and the European Commission; in Australia and New Zealand, the Australian Customs and Board Protection Service, the Therapeutic Goods Administration (the “TGA”), the New Zealand Medicines and Medical Device Safety Authority and the New Zealand Customs Service; and in other countries, similar regulatory authorities, regulate the import and export of pharmaceutical products that contain controlled substances. Specifically, the import and export processes require the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country.

We may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if we obtain the relevant licenses, shipments of API and our drug candidates may be held up or lost in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in delays in clinical trials or, upon commercialization, a partial or total loss of revenue from one or more shipments of API or our drug candidates. A delay in a clinical trial or, upon commercialization, a partial or total loss of revenue from one or more shipments of API or our drug candidates, could have a material adverse effect on our business, results of operations and financial condition.

Our drug candidates will be subject to controlled substance laws and regulations. Failure to receive necessary approvals may delay the launch of our drug candidates and failure to comply with these laws and regulations may adversely affect the results of our business operations.

Our drug candidates contain controlled substances as defined in the Controlled Substance Act (the “CSA”). Controlled substances that are pharmaceutical products are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. By definition, Schedule I substances have a high potential for abuse, have not currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

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

We intend to manufacture the commercial supply of our drug candidates outside of the United States. If any of our products are approved by the FDA and classified as a Schedule II or III substance, an importer can import for commercial purposes if it obtains from the DEA an importer registration and files an application with the DEA for an import permit for each import. The failure to identify an importer or obtain the necessary import authority could affect the availability of our drug candidates and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a waiting period for third party comments to be submitted. The failure to maintain the necessary registrations or comply with applicable laws could delay the commercialization of our drug candidates and could delay the completion of the clinical studies. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, could result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings. In addition, if the FDA, DEA, or any foreign regulatory authority determines that our drug candidates may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of our drug candidates.

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

There have been, and likely will continue to be, several executive, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

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

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and put additional downward pressure on the price that we receive for any approved product. It is possible that additional governmental action is taken in response to the COVID-19 pandemic. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our drug candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

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

Any future success will depend in part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our drug candidate or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in Australia, the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

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

If we fail to settle or otherwise resolve any such dispute, in addition to being forced to pay damages, we or our potential collaborators may be prohibited from commercializing any drug candidates we may develop that are held to be infringing, for the duration of the patent term. We might, if possible, also be forced to redesign our formulations so that we no longer infringe such third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could result in injury to our reputation or require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how, our competitive position or commercial advantage may be impaired and our business and results of operations may be adversely affected.

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

Patent reform laws, such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, as well as changes in how patent laws are interpreted, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act made a number of significant changes to U.S. patent law. These include provisions that affect the filing and prosecution strategies associated with patent applications, including a change from a “first-to-invent” to a “first-inventor-to-file” patent system, and a change allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act and, in particular, the “first-inventor-to-file” provisions. The Leahy-Smith Act and its implementation may increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, financial condition and results of operations.

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

We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ADSs may not be able to sell those ADSs at or above the price paid by such holder for such ADSs. Price declines in our ADSs could result from a variety of factors, including many outside our control. These factors include:

●	the results of pre-clinical testing and clinical trials by us and our competitors;

●	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of our drug candidate;

●	regulatory actions in respect of any of our drug candidates or the products and services of any of our competitors;

●	announcements of the introduction of new products or services by us or our competitors;

●	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

●	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

●	developments or litigation concerning patents, licenses and other intellectual property rights;

●	litigation or public concern about the safety of our drug candidates;

●	changes in recommendations or earnings estimates by securities analysts;

●	actual and anticipated fluctuations in our quarterly operating results;

●	deviations in our operating results from the estimates of securities analysts;

●	rumors relating to us or our competitors;

●	additions or departures of key personnel;

●	changes in third party reimbursement policies; and

●	developments concerning current or future strategic alliances or acquisitions.

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

The Sarbanes-Oxley Act requires that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures. If we identify material weaknesses or are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be restated, and/or we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our securities could decline.

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

Our equity issuances will be limited by ASX Listing Rule 7.1 as long as we continue to be listed on the ASX, and this constraint may prevent us from raising the full amount of equity capital needed for operations without prior shareholder approval, or structuring the capital raising within one of the exceptions to this limitation, such as a rights offer.

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

In August 2022, we acquired APIRx Pharmaceutical USA, LLC, which focuses on the research and development of prescription pharmaceutical cannabinoid medicines. We issued 218,169,497 ordinary shares, at a price of A$0.225 per share, in exchange for 100% of the equity interests in APIRx. Upon completion of the acquisition, the Founders of APIRx, Dr. George Anastassov and Mr Lekhram Changoer joined Incannex as a Director and our Chief Technology Officer, respectively. While APIRx owned intellectual property at the time of the acquisition, it did not have any other material assets or liabilities. The acquisition of APIRx presents Incannex with both long and short-term opportunities for significant value growth. APIRx has twenty-two (22) active clinical and pre-clinical research and development projects underpinned by an intellectual property portfolio that includes 18 granted patents and 21 pending patents. It holds a diverse portfolio of promising therapeutic candidates targeted at treating an extensive range of conditions including pain disorders, addiction disorders, mental illnesses, gastrointestinal diseases, gum disease, skin conditions and ophthalmic conditions. The indications being pursued represented an aggregate addressable market of US$400B per annum.

On July 10, 2023, we announced our intention to redomicile from Australia to the U.S. state of Delaware via proposed schemes of arrangement (“Schemes”) under Australian law between us and our shareholders (“Share Scheme”) and us and our optionholders (“Option Scheme”). Implementation of the Schemes is subject to approval of our shareholders (in respect of the Share Scheme) and our optionholders (in respect of the Option Scheme) and other Australian regulatory and court approvals. Should the Schemes be approved, all our shareholders and optionholders will be, respectively, holders of shares of common stock or options of Incannex Healthcare Inc., a new parent company incorporated in Delaware and which will be listed on Nasdaq as our successor. . The implementation date of the Schemes is expected to occur on November 28, 2023. Our ordinary shares are expected to cease trading on ASX prior to that date and our ADSs are expected to cease trading on Nasdaq on November 27, 2023. The shares of common stock of Incannex Healthcare Inc. to be issued under the Share Scheme are expected to commence trading on Nasdaq on November 29, 2023.

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

The recent acquisition of APIRx brings to Incannex a diverse portfolio of promising therapeutic candidates targeted at treating a broad range of conditions including pain, restless leg syndrome, gastrointestinal diseases, periodontitis, skin conditions and ophthalmic conditions.

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

To achieve our goals, we intend to:

●	Advance our novel investigational drug candidates towards approval in the United States and elsewhere. We are pursuing FDA approval of all our drug candidates currently in development. All preclinical and clinical trials are structured to ensure that each program is FDA compliant. We will be pursuing a New Drug Application (“NDA”) with the FDA with respect to each of our drug candidates. If the NDA is approved, the product may be marketed in the United States. Once an NDA for one of our drug candidates is approved in the United States, we plan to pursue marketing approval of our drug candidates in other regions including the Europe Union, Japan, Australia and Israel.

●	Take advantage of accelerated commercialization pathway options for our drug candidates. We and our regulatory consultants believe that each of our drug candidates will qualify for one or more FDA expedited review programs (breakthrough designation, accelerated approval, priority review and/or fast track), as there are a limited amount of pharmaceutical drug treatments approved in the U.S. to treat the indications that we are targeting with our drug candidates, and the pharmaceutical treatments that do exist provide limited treatment and are costly. These expedited review programs often result in accelerated and less-costly regulatory pathways to approval compared with traditional regulatory pathways. We have not yet approached the FDA about the suitability of our products for these accelerated approval pathways and such designations do not guarantee accelerated review by the FDA.

●	Develop future drug candidates targeting unmet medical needs. We intend to develop drug candidates that treat unmet medical or inadequately addressed conditions. As a result, we may have opportunities to accelerate commercialization of such products.

●	Maintain a strong intellectual property portfolio. We have developed a global intellectual property strategy to support our commercial objectives. We are monitoring the results of our research and development programs to identify new intellectual property that aligns with those commercial objectives. We intend to take a global approach to our intellectual property strategy and we intend to pursue patent protection in key global markets, including the United States, Europe, Japan and Israel. We have pending patent applications relating to our drug candidates IHL-42X, IHL-216A and IHL-675A and we own a further 18 granted and 21 pending patents resulting from the APIRx acquisition. Our patents approach aligns with our regulatory strategy, including the proposed submission of Pre-Investigational New Drug Application (“pre-IND”) meeting requests and Investigational New Drug (IND) applications to the FDA for our clinical programs.

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

Market Opportunity

The combined annual global market size of the indications we are targeting is over US$420 billion, which is derived from the total addressable market for the treatment of all indications over which we are developing drug candidates. The indications being pursued include: OSA, TBI, concussions, rheumatoid arthritis, inflammatory bowel disease, inflammatory lung conditions (ARDS, COPD, Asthma, Bronchitis), GAD, pain, spasticity, restless leg syndrome, gastrointestinal diseases, periodontitis, skin conditions and ophthalmic conditions. Thus, there is significant economic potential to shareholders, as well as benefit to patients suffering from these medical conditions.

Our Drug Candidates

IHL-42X

Obstructive Sleep Apnea

Obstructive sleep apnea (“OSA”) is characterized by a narrowing or obstruction of the upper airway in sleep, interfering with breathing and interrupting sleep. OSA is a disease of sleep disordered breathing where the upper airway repeatedly completely or partially collapses during sleep. This disrupts airflow, reduces oxygen uptake and leads to poor sleep quality. Presentation of OSA often includes snoring and waking up gasping for air. This relatively common and chronic disorder is underdiagnosed and inadequately treated. It is understood to contribute to a wide range of serious long-term outcomes, including cardiovascular disease, cognitive impairments such as memory loss, poor concentration and judgment, depression and death or injury due to traffic accidents resulting from excessive daytime sleepiness. The costs associated with OSA are substantial, relating to healthcare utilization lost productivity, workplace and motor vehicle accidents.

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

There are no registered drugs for OSA. Current treatment options include: continuous positive airway pressure (“CPAP”) in which an external device pneumatically splints the airway open to prevent disruptions in breathing; oral appliances to advance the mandible or to retain the tongue, putting the mouth in a position more conducive to breathing; surgery to remove physical obstructions to air flow; and implantable electronic stimulators to activate muscles at the base of the tongue, opening the airway in synchrony with respiration. However, all of these therapies are poorly tolerated, inadequate, expensive, and for implantable stimulators and surgery, invasive.

The standard treatment option is the mechanical CPAP device, however, patient compliance to CPAP devices is low due to discomfort and claustrophobia resulting from pressurized air being pumped into the patient’s nose and/or mouth during sleep. Despite these discomforts, the global annual market for sleep apnea devices is over US$8 billion and growing. The estimated compound annual growth rate (“CAGR”) for OSA detection and treatment using CPAP devices from 2023 to 2033 is 9.5%.

IHL-42X in Obstructive Sleep Apnea

IHL-42X is a fixed-dose combination of acetazolamide, a registered pharmaceutical, and dronabinol, a synthetic form of Delta-9-tetrahydrocannabinol (“THC”); both agents have been shown to reduce the apnea hypopnea index (“AHI”). We believe that the activity of dronabinol on cannabinoid receptors causes dilation of the airway, and acetazolamide induces modest metabolic acidosis, signaling to the body that there is excess CO2 in the blood, thus increasing respiration. By exploiting two mechanisms that both reduce AHI in one pharmaceutical formulation, we believe that IHL-42X has a therapeutic benefit at doses of each constituent drug that are safe and tolerable.

Phase 2 Clinical Trial for IHL-42X for Obstructive Sleep Apnea (“OSA”)

We have recently completed a proof-of-concept Phase 2 clinical trial in Australia to establish the safety and efficacy of IHL-42X for treatment of obstructive sleep apnea support our Investigational New Drug (“IND”) application with FDA and to inform the clinical design of a pivotal Phase 2/3 clinical trial.

We received approval from The Alfred Hospital Human Research Ethics Committee in September 2020 to proceed with the trial in Australia. In December 2020, we recruited the first patients to the randomized, double-blind, placebo-controlled clinical trial that assesses the therapeutic benefit of IHL-42X at three different doses. The primary endpoint of the trial was the change in AHI relative to baseline and the secondary endpoints included change in oxygen desaturation index (“ODI”), daytime somnolence measured by the Epworth Sleepiness Scale, improvement in mood as measured by the Profile of Moods State (“POMS”), and well-being as measured by the Short Form 36 and the safety of the IHL-42X combination was assessed through adverse event monitoring.

The study was conducted at the Alfred Hospital in Melbourne Australia and the University of Western Australia Centre for Sleep Science in Perth. Novotech, a global contract research organization, was engaged to manage and monitor the study. In July 2021, a confidential interim analysis of the data from the phase 2 double blind randomized placebo-controlled clinical trial was performed, and these results were utilized to support a patent application regarding compositions and methods of use for the treatment of obstructive sleep apnea. In December 2021, we completed the dosing of participants in the phase 2 clinical trial.

In March 2022, we announced the completion of a preliminary analysis of the full patient data set from the phase 2, proof-of-concept clinical trial. The study assessed three doses of IHL-42X at reducing AHI compared to placebo in patients who suffered from the disease. Trial participants received each of the three doses of IHL-42X, low, medium and high, and placebo across four seven-day treatment periods, separated by one week washout periods. A total of eleven participants were recruited to the study and ten participants competed treatment periods. The cross over design of the trial, which assessed low, medium and high doses of IHL-42X and the placebo in all ten trial participants, increased the power of the study compared to a traditional parallel arm design.

At baseline, the average AHI was 42.84. For all IHL-42X treatment periods (using low, medium, and high doses), the average AHI was 23.81, a 44.4 % reduction (p-value 0.0067) compared to baseline AHI. During placebo treatment periods, the average AHI was 40.08, a 6.4 % reduction (p-value 0.75) compared to baseline. In total, 60% of participants experienced a reduction in AHI of greater than 50% (range: 55.0% to 91.5%) and a resulting AHI of less than 20 during at least one treatment period of one dose strength of IHL-42X. In addition, 20% of participants experienced a reduction in AHI of greater than 80% (range: 82.7% to 91.5%) relative to baseline during at least one treatment period of one dose strength of IHL-42X.

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

In June 2022, we announced the full and complete analysis of data from the phase 2 proof-of-concept clinical trial investigating IHL-42X for treatment of OSA:

●	The following table presents the average AHI data for baseline and each treatment period. All doses of IHL-42X reduced AHI in patients with sleep apnea compared to baseline. This reduction was substantially greater than observed for placebo.

Average AHI data for baseline and each treatment period

	Baseline	Placebo	Low	Medium	High
Average AHI	42.84	40.08	21.13	22.22	27.78
Standard deviation	20.33	18.16	15.92	15.52	17.61
% Reduction relative to baseline	N/A	6.44	50.69	48.13	35.16
p value compared to baseline	N/A	0.76	0.029	0.031	0.12

Figure 1. Average reduction in apnea hypopnea index (AHI) for each treatment period, relative to baseline, in the IHL-42X proof of concept phase 2 clinical trial.

Figure 2. Proportion of patients in each IHL-42X proof of concept treatment period who experienced a reduction in AHI of >50% and >80% relative to baseline.

●	At the group level the difference relative to baseline with low dose and medium dose was statistically significant (p<0.05).

●	When comparing directly to baseline within patients the difference in AHI compared to baseline between all three doses and placebo was statistically significant (p<0.001), as shown in the table below:

Change in AHI from baseline within subject (least square mean)

	Average change in AHI from baseline	p-value relative to placebo (Bonferroni adjusted)	Proportion of subjects with AHI reduction >50% relative to baseline (%)	Proportion of subjects with AHI reduction >80% relative to baseline (%)
Placebo	1.95	N/A	10	0
Low	17.51	<0.001	62.5	25
Medium	14.86	<0.001	33.3	11.1
High	16.18	<0.001	22.2	11.1

●	Low dose IHL-42X reduced AHI by >50% relative to baseline in 62.5% of patients and by >80% in 25% of patients.

●	Low dose IHL-42X reduced AHI to the greatest extent at both the group level and when comparing the within patient reduction relative to baseline.

●	Low dose IHL-42X reduced AHI to a greater extent than predicted based on published data for dronabinol and acetazolamide alone (Table 3).

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

The ODI is a measure similar to AHI, but instead measures the number of times there is insufficient blood oxygen levels or desaturation events. With respect to the oxygen desaturation index (“ODI”), the data from the phase 2 proof-of-concept clinical trial supported the following:

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

Figure 3. Average reduction in oxygen desaturation index (ODI) for each treatment period, relative to baseline, in the IHL-42X proof of concept phase 2 clinical trial.

The study also measured the Plasma THC levels in patients’ blood. Plasma samples were collected 2 hours post dose 1 and the morning after dose 7 for each treatment period. The morning after dose 7, THC levels in the low dose IHL-42X samples had an average of 0.20 ng/ml and a maximum of 0.45 ng/ml, both of which are below the thresholds for impaired driving imposed in countries that have set limits for THC. With medium and high dose IHL-42X, the average THC concentrations the morning after dose 7 were 0.86 and 0.52 respectively. The following diagram presents the average THC concentrations in plasma samples collected during each of the treatment periods of the IHL-42X proof of concept clinical trial. The average is calculated for samples for which there was THC detected; in the placebo treatment period this was a single sample.

Figure 4. Average THC concentrations in plasma samples collected

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

Figure 5. Proportion of patients in each IHL-42X proof of concept treatment period who reported good or very good sleep quality.

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

Adverse events were recorded from the time the patients enrolled in the trial until their end of study visit. After recording treatment emergent adverse events (“TEAE”), the study team, including investigators and medical monitors, reviewed the TEAEs to determine whether they were likely related to the investigational product. The TEAEs were consistent with what has been reported for dronabinol and acetazolamide alone. For each treatment period the proportion of patients reporting one or more TEAEs (Table 7) as well as the total number of TEAEs (Table 8) were extracted from the clinical study report (“CSR”). Low dose IHL-42X had a similar proportion of patients reporting TEAEs and a lower number of total TEAEs than placebo. This indicated that low dose IHL-42X is well tolerated, and in fact was more tolerable to trial participants than placebo.

Proportion subjects of TEAEs reported for each treatment period

	Placebo	Low	Medium	High
Total TEAE (%)	81.8	33.3	55.6	66.7
Related TEAE (%)	27.3	22.2	44.4	55.6

Total number of TEAEs reported during each treatment period

	Placebo	Low	Medium	High
Total TEAE	15	6	22	16
Related TEAE	7	4	16	12

Figure 6. Total number of treatment emergent adverse events (TEAE), and TEAE that were probably or possibly related to the treatment, reported during each IHL-42X treatment period.

Formulation Development and Manufacturing of IHL-42X

In October 2021 Incannex engaged Procaps for development and manufacturing of the IHL-42X fixed dose combination product. Procaps are able to provide an end to end solution from formulation development through to GMP manufacturing at commercial scale.

Expanded patent position for IHL-42X

In December 2022, Incannex announced that it had filed an additional provisional patent application for protection of IHL-42X. This patent application was based on results from a further analysis of the data from the IHL-42X phase 2 proof of concept clinical trial, where IHL-42X was shown to have a dose dependent effect on loop gain and low dose IHL-42X had a statistically significant effect on airway collapsibility. This provided some explanation as to why IHL-42X at low dose was observed to be more effective at reducing AHI than medium or high doses.

Bioavailability/bioequivalence clinical trial

In November 2022, Incannex announced that it had engaged CMAX Clinical Research and Novotech CRO to undertake a bioequivalence/bioavailability (BA/BE) clinical trial for IHL-42X. The BA/BE study focuses on assessing the pharmacokinetics and tolerability of IHL-42X’s active pharmaceutical ingredients (“APIs”), dronabinol (THC) and acetazolamide, in comparison to FDA reference listed drugs Marinol and Taro acetazolamide tablets respectively. The study will also investigate the effect of food on IHL-42X tolerability and pharmacokinetics. The BA/BE study involves 116 participants and will evaluate the concentrations of APIs and metabolites in blood samples over 48 hours. This study design adheres to FDA recommendations for bioequivalence studies. The outcomes of the BA/BE trial will be a crucial component of a forthcoming NDA, serving as a bridging mechanism to the reference listed drugs, thereby facilitating regulatory approval via the FDA505(b)2 regulatory pathway.

Approval was received in July 2023 from Bellberry Human Research Ethics Committee (“HREC”) for the conduct of the BA/BE clinical trial.

Phase 2/3 clinical trial investigating IHL-42X in patients with OSA

The next step in the development of IHL-42X is a global Phase 2/3 clinical trial investigating the effect of the drug product in patients with OSA who are non-compliant, intolerant or naïve to positive airway pressure devices, such as CPAP. This study will include at least 385 patients across 45 clinical trial sites located across the world. Feedback from the FDA in a pre-IND meeting guided the design of this clinical trial. Efficacy of the drug will be assessed by a co-primary endpoint consisting of change in AHI from baseline and change in functional outcomes of sleep score from baseline at 52 weeks. Secondary and exploratory endpoints will include other PSG and sleep parameters, change in cognitive function and a range of safety and efficacy focused biomarkers.

Appointment of lead principal investigators for Phase 2/3 trial

In June 2023, Incannex announced that Dr. John Douglas Hudson, MD, of FutureSearch Trials of Neurology, Austin, Texas and Dr. Russell Rosenberg, of NeuroTrials Research Inc, Atlanta, Georgia, had been recruited as co-Lead Principal Investigators for the IHL-42X Phase 2/3 Study.

Dr. J. Douglas Hudson, MD, is board certified in Neurology and Sleep Medicine. He serves as the Principal Investigator for FutureSearch Trials of Neurology, Austin, Texas. Dr. Hudson has supervised over 300 clinical trials over the past 20 years mostly related to neurological and sleep disorders and has been a national and international speaker for these disorders. Dr. Hudson completed his neurology residency at the University of Iowa and was Austin’s first board certified sleep specialist. Past activities include founding the Austin Neurological Clinic and Sleep Medicine Consultants. He held the position of President of the Texas Neurological Society, with a Lifetime Achievement Award and was President of the Capital Area American Heart Association.

FutureSearch Trials consists of two clinical research facilities in Austin and Dallas, Texas which have been in operation for over 15 years. The Austin site where Dr. Hudson is the Principal Investigator focuses on clinical research studies for treatment of neurological, pain and sleep disorders and features an on-site sleep lab.

Dr. Rosenberg is currently Chief Science Officer and CEO of NeuroTrials Research in Atlanta, Georgia. Dr. Rosenberg, a native of St. Louis, obtained his doctorate in clinical and research psychology from The Ohio State University and received specialized training in sleep disorders medicine and research at Rush Presbyterian - St. Luke’s Medical Center in Chicago. He has more than 35 years’ experience in clinical sleep medicine and research, acting as an investigator in over 300 clinical trials including 14 in OSA and 211 in other sleep related disorders. He is a Board-Certified Sleep Specialist and Fellow of the American Academy of Sleep Medicine. Dr. Rosenberg was also the former Chair and spokesperson for the National Sleep Foundation.

Neurotrials Research Inc is a clinical research facility in Atlanta, Georgia that has been in operation for over 25 years. Neurotrials Research is focused on delivery of trials in neurology/CNS and sleep indications.

Investigational New Drug Application

On July 20, 2023, Incannex submitted an IND application to the FDA for review. The IND dossier compiled by the Incannex team included comprehensive modules on the safety and efficacy of IHL-42X and its component active pharmaceutical ingredients. It also included detailed information on the development, manufacturing, quality and stability of the IHL-42X drug product, as well as the clinical protocol and investigator information for the Phase 2/3 IND opening clinical trial.

The modules of the IND were:

●	Module 1 – Administrative Information and Prescribing Information

●	Module 2 – Nonclinical/Clinical Overviews and Summaries

●	Module 3 – Quality data

●	Module 4 – Nonclinical Study Reports and Key Literature References

●	Module 5 – Clinical Study Reports, Clinical Protocol and Investigator Information

Submitting and clearing an IND with the FDA is crucial for companies to gain regulatory approval, conduct clinical trials, and engage in scientific dialogue with FDA whilst they progress investigational drugs through the stages of development in the United States. The FDA review process for an IND application involves evaluation of the scientific, clinical, and safety aspects to ensure that the proposed clinical trial meets regulatory requirements.

In August 2023, FDA completed their review of the IND application within the allocated 30-day period, and Incannex received confirmation from the FDA that the IND application has cleared and the IND opening study may proceed following assessment of the trial protocol, lead trial investigators, and a risk benefit analysis of the trial and prospective product. Clearance of the IND application is a critical milestone that is required to conduct clinical trials in the United States. The IND opening trial will assess the effect of IHL-42X in obstructive sleep apnea patients who are non-compliant, intolerant, or naïve to positive airway pressure treatment, such as that administered by CPAP devices.

Incannex are now working with Fortrea, the CRO engaged to manage the Phase 2/3 clinical trial, to prepare institutional review board applications for the lead trial sites, complete the selection and approval of the remaining trials sites, and further prepare for patient recruitment and dosing for the clinical trial. In the IND opening Phase 2/3 clinical trial, participants will receive one dose of IHL-42X, dronabinol, acetazolamide or placebo for the entirety of the trial. All participants will complete daily surveys on their sleep quality, attend monthly clinic visits to assess functional outcomes of sleep, cognitive function and other measures of safety and efficacy. Every three months, overnight polysomnography will be conducted to determine the effect of treatment on the patients’ AHI along with a range of other sleep parameters. All drug treatments will be compared to placebo.

IHL-216A

IHL-216A for Concussion/Traumatic Brain Injury and Chronic traumatic encephalopathy

Concussion/Traumatic Brain Injuries (“TBIs”) are caused by a rapid acceleration/deceleration of the brain caused by a direct blow to the head or sudden impact to the body that jolts the skull. This causes the brain to compress against the skull. The impact of the brain against the skull causes both macro and micro scale damage to the brain which sets of a series of physiological events called secondary injury cascades. These secondary injury cascades are what cause many of the neurocognitive deficits seen in TBI patients.

Falls, vehicle collisions, violence, sports and combat injuries are the main activities leading to TBI and concussion. The signs and symptoms of a concussion can be subtle and may not show up immediately. Symptoms can last for days, weeks or even longer. Common symptoms after a concussive traumatic brain injury include headaches, loss of memory (amnesia) and confusion. Amnesia usually involves forgetting the event that caused the concussion. Other symptoms include nausea, vomiting, fatigue, blurry vision and ringing in the ears.

Complications can occur immediately or soon after a traumatic brain injury. Severe injuries increase the risk of a greater number of and more severe complications. Moderate to severe traumatic brain injury can result in prolonged or permanent changes in a person’s state of consciousness, awareness or responsiveness. Many people who have had a significant brain injury will experience changes in their cognitive ability, have executive functioning problems and or communication, emotional and behavioral problems. Some research suggests that repeated or severe traumatic brain injuries might increase the risk of degenerative brain diseases, but this risk cannot be predicted for an individual.

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

The total global addressable market for TBI was estimated to be US$6.7 billion in 2020 and the anticipated CAGR for the market from 2018 to 2030 is 5.5%. There are currently no pharmacological treatments for the secondary neurological effects of TBI.

IHL-216A Formulation development for clinical trials

IHL-216A is a fixed dose combination of isoflurane, a registered pharmaceutical, and CBD, intended for administration in the immediate period after primary blunt head injury to prevent development of brain injuries. Isoflurane is approved in the United States for induction and maintenance of anaesthesia. CBD is approved for use in seizure disorders and has shown effects on neuroinflammatory responses to brain injury. Isoflurane is a registered pharmaceutical, and has also demonstrated neuroprotective activity (neuroprotective activity, or neuroprotection, is defined as reduced neuronal cell death or disruption) in animal studies of TBI and is thought to act by modulating glutamate release and calcium uptake as well as via effects on mitochondrial membrane depolarization and excitatory neurotransmission. Thus, we believe that IHL-216A may affect neuroexcitation, neuro-inflammation, cerebral blood flow and cerebral oxygen consumption resulting in overall neuroprotection. We are also assessing its ability to protect the brain against secondary injury mechanisms that cause neuronal cell death and raised intracranial pressure in the days and weeks following head trauma in sports, and all other applicable scenarios resulting in head trauma (falls, vehicle collisions, violence, combat, among other causes). Reducing secondary brain injury may improve positive outcomes for long term neurological sequelae, including CTE, a major health risk associated with contact sports.

The formulation of IHL-216A presents a unique research and development opportunity. We have formulated IHL-216A as a combined inhalational product with nebulized drug delivery that involves using air pressure or ultrasonic vibrations to turn a liquid drug solution into an aerosol. We engaged Vectura, a UK based contract development and manufacturing organization, to develop the nebulized CBD formulation and device for delivery of the CBD to the isoflurane anaesthetic circuit. Vectura specializes in the development of inhaled drugs and has an excellent track record of bringing products to market and have formulated pharmaceutical drugs for multinational pharmaceutical companies including Bayer, Sandoz and Novartis. Development of the nebulized formulation was an iterative process starting with three steps of refinement based on properties of the solution, generated aerosol and dose delivery.

In August 2022, we engaged Curia Global, Inc. (“Curia”) to further develop and manufacture GMP-grade IHL-216A. The scalable manufacturing process has been developed at Curia. Experimental batch manufacturing has been completed and samples set down for stability analysis. However, GMP manufacturing has been put on hold due changes in company priorities as a result of shifts in global economic environment and market conditions.

In October 2022, via written pre-IND meeting correspondence, the FDA provided valuable, multidisciplinary feedback on the proposed clinical development of IHL-216A and acknowledged that treatment of moderate TBI is a significant unmet medical need. The FDA also confirmed that FDA505(b)2 may be the appropriate regulatory pathway for IHL-216A, whereby some of the information required for marketing approval may derive from studies already completed on the drug components of IHL-216A and in the public domain.

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

Figure 7. Synergistic activity of CBD and isoflurane (IHL-216A) in neuronal damage as assessed by Nissl staining. Rodents that had undergone TBI and treated with CBD and/or isoflurane or vehicle were assessed for neuronal damage by post-mortem analysis of fixed brain sections by Nissl staining. Nissl staining permits the quantitation of the ratio of Nissl bodies to total neurons, a lower ratio being indicative of increased neuronal damage. The Nissl/neuron ratio observed in hippocampal regions (A) CA1 and (B) CA2 contralateral to the site of injury in the group treated with IHL-216A was greater than that predicted based on the groups treated with each drug alone, which is indicative of synergy. Values are average of the respective treatment group. Group sizes: Uninjured n=6, vehicle n=6, CBD n=6, isoflurane n=5, IHL-216A n=6. Neuroinflammation Marker — Iba1.

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

Figure 8. Synergistic activity of CBD and isoflurane (IHL-216A) in reducing levels of the neuroinflammatory marker Iba1. Rodents that had undergone TBI and treated with CBD and/or isoflurane or vehicle were assessed for neuroinflammation through immunofluorescence analysis of the neuroinflammatory marker Iba1. Iba1 levels increase after TBI and a reduction in Iba1 is indicative of a reduction in neuroinflammation. Iba1 levels in brain sections ipsilateral to the site of injury in the group treated with IHL-216A were reduced more than would be predicted based on the reduction observed in groups treated with each drug alone, which is indicative of synergy. Values are average of the respective treatment group. Group sizes: Uninjured n=6, vehicle n=5, CBD n=6, isoflurane n=3, IHL-216A n=5.

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

Figure 9. Synergistic activity of CBD and isoflurane (IHL-216A) in the Morris Water Maze assessment. Rodents that had undergone TBI and treated with CBD and/or isoflurane or vehicle were assessed for spatial learning and memory using the Morris Water Maze. The observed performance with respect to both (A) relative instances of animal in platform location and (B) proportion of animals in that reached the platform location was better in the group treated with the CBD isoflurane combination (IHL-216A) than what was predicted based on the performance of the groups treated with each drug alone, which is indicative of synergy. Values are average of the respective treatment group. Group sizes: Uninjured n=6, vehicle n=6, CBD n=5, isoflurane n=6, IHL-216A n=6.

Stage 2 pre-clinical study for IHL-216A

In May 2022, we announced that the stage 2 study had been completed and that IHL-216A was observed to have a strong neuroprotective effect in a widely, known model of sports concussion developed in collaboration with the NFL to accurately represent the type of brain injury that occurs in sports-related concussion. This study compared six groups of twenty-four Sprague Dawley rats. When animals were tested in a Y-maze task, which assesses spatial memory by determining the animal’s ability to discriminate between a novel (new) and familiar arm, twenty-four hours after injury, animals treated with IHL-216A were found to have no difference in discrimination index compared sham (uninjured) animals (mean difference= 0.0598, p=0.5855) (Figure 10). In contrast, injured animals treated with either vehicle or isoflurane alone after injury, the discrimination index was significantly reduced compared to sham animals (mean diff=0.2704, p=0.0498 and mean diff=0.3095, p=0.0245 respectively). The group treated with CBD alone had intermediate performance in the Y-maze between sham and vehicle treated animals (mean diff.0.1745, p==0.2933). These findings indicate that the defect in spatial memory observed at 1 day post injury is restored in animals treated with IHL-216A.

Figure 10. IHL-216A restores the deficit in Y-maze novel/familiar arm discrimination index assessment 24 h post TBI. A Y-maze was used to assess spatial memory 24 h after induction of TBI. Sham + Vehicle treated animals displayed a clear preference for the novel arm. This preference was reduced in TBI + vehicle animals, indicating that there is a deficit in novel arm discrimination associated with TBI. Each group consisted of 24 rodents.

IHL-675A

We are developing IHL-675A, a proprietary fixed dose combination product that contains CBD and hydroxychloroquine sulphate (“HCQ”) for the treatment of inflammatory conditions. Inflammatory conditions occur when the body’s immune system attacks its own tissues and organs causing inflammation, pain, discomfort, and damage to the affected tissues. IHL-675A is a multi-use anti-inflammatory drug targeting rheumatoid arthritis, inflammatory bowel disease (colitis and Crohn’s disease) and lung inflammation (COPD, asthma, bronchitis, and ARDS). IHL-675A comprises a combination of hydroxychloroquine, a registered pharmaceutical, and CBD. HCQ is a disease modifying anti-rheumatic drug that regulates the activity of the immune system, which may be overactive in some conditions. HCQ can modify the underlying disease process, rather than simply treating the symptoms. We have demonstrated that IHL-675A components, CBD and HCQ, act synergistically to inhibit production of key inflammatory cytokines in an in vitro study and in 4 distinct successful in vivo experiments using established models of inflammation. We were able to determine whether synergies exist in IHL-675A studies by comparing the predicted result of CBD and HCQ acting together to the actual IHL-675A results. The predicted result is determined by analyzing the results of HCQ and CBD independently in the study, and then based on those results predicting how well the drugs would do on a combined basis; to the extent IHL-675A exceeds the predicted result, we can conclude that the drugs strengthen the effectiveness of one another and synergies exist.

We have evaluated the results of these experiments and believe IHL-675A to be a multi-use drug candidate for the prevention and treatment of inflammatory lung conditions (ARDS, COPD, asthma, and bronchitis), rheumatoid arthritis and inflammatory bowel diseases (colitis and Crohn’s disease). Potentially, this could mean that IHL-675A is a better alternative to CBD or HCQ based products for certain inflammatory diseases, subject to further examination.

The hypothesis of synergistic anti-inflammatory activity was confirmed in a series of preclinical studies using human peripheral blood mononuclear cells and animal models of inflammatory diseases including arthritis, inflammatory bowel disease and inflammatory lung disease. Following these results, we developed a unique fixed dose combination product for assessment in clinical trials with the goal of regulatory approval by bodies including the FDA and TGA.

We have completed pre-IND meetings with the FDA to discuss the regulatory pathway for the development of IHL-675A for lung inflammation and rheumatoid arthritis in the United States and plan to open INDs for each of the three indications. FDA agreed that marketing applications for IHL-675A would be appropriate as 505(b)(2) applications due to the existence of certain safety and efficacy information on the active ingredients of IHL-675A originating from historical studies that we are entitled to use in a new drug application. In the context of the IHL-675A development program, this means that we do not have to perform many of the nonclinical toxicology studies that are required for approval of a new chemical entity because there is adequate toxicology data for both CBD and HCQ available in pre-existing scientific literature or in regulatory submissions for the respective reference listed drugs. However, we still need to demonstrate IHL-675A is safe and effective in the target indications via a series of randomized, controlled clinical trials.

In July 2021 we engaged Procaps SA for development and production of the of the IHL-675A drug product using Procap’s proprietary patented Unigel technology. Procaps provides a complete supply chain solution from development to GMP manufacture at commercial scale. Their manufacturing facilities have been inspected and approved by multiple global regulatory agencies including the FDA.

In July 2022, we received approval from the Bellberry HREC for a phase 1 clinical trial investigating the proprietary multi-use of IHL-675A. The trial measured the safety, tolerability, and pharmacokinetic profiles of IHL-675A compared to the reference listed drugs, Epidiolex (CBD) and Plaquenil (HCQ). The key endpoints of the trial were the adverse events reported and the plasma levels of the active pharmaceutical ingredients (APIs), CBD and HCQ, and their major metabolites over a 28-day period. Three cohorts of 12 participants (n = 36) received either IHL-675A, CBD or HCQ and the assessments were identical across the three arms of the trial. Patient recruitment commenced in August 2022 and dosing was completed in September 2022. Participants were monitored for adverse events until the end of October 2022, after which blood samples were assessed for levels of CBD, HCQ and major metabolites to characterize the pharmacokinetics of each active pharmaceutical ingredient. The study was conducted at CMAX Clinical Research in South Australia and managed by Avance Clinical.

In October 2022, we announced that dosing in the phase 1 trial had been completed and no adverse events of concern had been reported. This announcement also included that we commenced arranging for a phase 2 clinical trial investigating safety and efficacy in arthritis patients and preparations for a pre-IND meeting with the FDA on the use of IHL-675A for treatment of arthritis.

In July 2023, we received approval from HREC for a phase 2 clinical trial, expected to commence patient recruitment in Q4 2023. Phase 2 aims to provide data regarding the safety and efficacy of IHL-675A in rheumatoid arthritis. The trial will be managed by Avance Clinical who will engage 8-10 clinical trial sites across Australia, recruiting 128 patients in total. The patients will be randomized according to one of four arms: either IHL-675A, CBD alone, HCQ alone or placebo. The primary endpoint for the study is pain and function reduction relative to baseline determined via the score on the RAPID3 assessment at 24 weeks.

In July 2023, following a pre-IND meeting, the FDA confirmed that no further non-clinical studies are needed for an IND application and provided guidance on the proposed clinical development plan for IHL-675A.

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

Asthma is a condition in which inflammation causes the airways to narrow and swell and which may cause the patient to produce extra mucus. This can make breathing difficult and trigger coughing, a whistling sound (wheezing) during breathing and shortness of breath. For some people, asthma is a minor nuisance. For others, it can be a major problem that interferes with daily activities and may lead to a life-threatening asthma attack. According to Acumen Research and Consulting, the Global COPD and asthma drug market was US$36.7 billion in 2022, growing at a CAGR of 5.2% from 2023 to 2032.

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

Rheumatoid Arthritis

Rheumatoid arthritis is a chronic inflammatory disorder that can affect joints, skin, eyes, lungs, heart and blood vessels. As an autoimmune disorder, rheumatoid arthritis is caused by attacks to body tissues by one’s immune system. Unlike the wear-and-tear damage caused by osteoarthritis, rheumatoid arthritis causes a painful swelling that can eventually result in bone erosion and joint deformity. The total global addressable market for the pharmaceutical treatment of rheumatoid arthritis was estimated at US$60.1 billion in 2021 with a CAGR of 1.75% for the period of 2022-2030.

HCQ is approved for treatment of rheumatoid arthritis in the form of hydroxychloroquine sulphate and marketed as Plaquenil and generic equivalents.

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

The precise cause of inflammatory bowel disease remains unknown. Previously, diet and stress were suspected. However, currently medical practitioners acknowledge that these factors may aggravate, but are not the cause, of IBD. One possible cause is an immune system malfunction. When the immune system attempts to defeat an invading virus or bacterium, an abnormal immune response can cause the immune system to attack the cells in the digestive tract. The total global addressable market for IBD is estimated at US$21 billion in 2021 and the IBD global market is anticipated to grow at a CAGR of 5.1% from 2022 to 2031.

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

The study demonstrated that CBD and HCQ act synergistically to inhibit production of the assessed inflammatory cytokines IL-1β, IL-6, TNF-α, IL-1aα, and MIP-1α by PBMCs from the donors. The average EOB scores ranged from 0.32-0.57. The reduction in levels of the five cytokines (relative to vehicle treated PBMCs) observed in PBMCs treated with IHL-675A was 436% to 1320% greater relative to those treated with HCQ alone, 109% to 767% greater relative to those treated with CBD alone and 87% to 767% greater relative to the predicted combinatorial effect of CBD and HCQ. The results in Figures A, B, C, D and E presented below, display the optimal fixed dose IHL-675A combination assessed for each cytokine. The bars noted as ‘Predicted CBD+HCQ’ represent what our expectation was based on the activity of each drug individually. The observed inhibition of cytokine release upon treatment with the CBD HCQ combination was greater than predicted based on the activity of each drug alone for each cytokine analyzed.

Figure 11. Inhibition of LPS-induced cytokine release from human PBMCs by CBD and HCQ. Data is presented is the average relative inhibition for the PBMC donors. Predicted inhibition by CBD+HCQ was calculated using the formula Epred A+B=(EA+EB)-(EAEB). Observed CBD+HCQ is the level of inhibition observed in the experiment. (A) IL-1b, (B) IL-1a, (C) IL-6, (D) MIP-1a, and (E) TNF-a. Error bars are standard error of the mean of the donors.

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

The results of the in vivo study are presented in Figure 12, showing the optimal fixed dose IHL-675A combination assessed for each cytokine in 11 groups of 10 mice. The bars noted as ‘Predicted CBD + HCQ’ represent IHL’s expectation based on the activity of each drug alone. The observed results from the study significantly exceeded the predicted results across the inflammatory cytokines analyzed. CBD and HCQ synergize to inhibit the production of inflammatory cytokines IL-1β, IL-6, TNF- α, IL12(p70), and IFN-γ in a mouse model of LPS induced sepsis. The average EOB scores ranged from 0.15-0.30. Levels of the five inflammatory cytokines were reduced compared to animals treated with vehicle to a greater extent in animals treated with IHL-675A than in those treated with CBD alone. Reduction in cytokine levels compared to vehicle treated group in the group treated with IHL-675A was 26% to 81% greater relative to the predicted effect of the CBD HCQ combination across the five analyzed cytokines after 2 hours.

Figure 12. Synergistic anti-inflammatory activity of CBD and HCQ in a mouse sepsis model.    The anti-inflammatory activity of the combination of CBD and HCQ was greater than that predicted using the Excess over Bliss method. The CBD+HCQ combination was synergistic at inhibiting release of IL-1β, IL-6, TNF-α, IL12(p70), and IFN-γ.

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

A rodent model of pulmonary inflammation was used to assess the anti-inflammatory efficacy of IHL-675A in lungs. In this study, ten groups of six mice each were pre-treated with either CBD, HCQ or IHL-675A prior to intratracheal administration of bacterial lipopolysaccharide (“LPS”), which was then inhaled and acts as an inflammatory stimulus in the lungs. A sham group where LPS was not administered to the mice was also included as a control. The lungs were flushed with a saline solution 24 hours after LPS administration and bronchoalveolar lavage fluid (“BALF”) was analyzed for cytokine levels using a Luminex based assay. Cytokines are proteins that mediate the inflammatory response and a reduction in cytokine levels is indicative of reduced inflammation. A white blood cell (“WBC”) count was also performed on the BALF. When inflammation occurs in the lungs, WBCs are recruited as part of the inflammatory response. A reduction in WBC count is also indicative of reduced inflammation.

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

Figure 13. Reduction in cytokine levels and white blood cell count in BALF resulting from treatment with by IHL-675A, CBD or HCQ in a mouse model of pulmonary inflammation.    Mice were treated with CBD, HCQ or a combination of CBD and HCQ (IHL-675A) and then LPS was administered intratracheally. Twenty-four hours after LPS administration bronchioalveolar lavage fluid (BALF) was analyzed for cytokine levels and white blood cell count. The reduction in cytokine levels by IHL-675A was greater than that for either drug alone. Drug concentrations were 1 mg/kg CBD and 25 mg/kg HCQ for (A) IL-1β, (B) IL-6, (C) MCP1 and (E) TNF-α, 10 mg/kg CBD and 2.5 mg/kg HCQ for CXCL-1 and WBC (white blood cell count).

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

Figure 14. Comparison of IHL-675A to its component drugs CBD and HCQ in reduction of disease assessments in a rat model of rheumatoid arthritis. Groups of rats that had undergone collagen-induced arthritis modelling were treated with IHL-675A, CBD or HCQ at equivalent doses (1 mg/kg CBD, 2.5 mg/kg HCQ). The reduction in arthritis disease severity in IHL-675A treated rats was greater than for either CBD or HCQ treated rats with respect to (A) clinical score at day 24, (B) paw volume at day 24, (C) pannus formation, (D) total histology score, (E) serum IL-1b levels and (F) serum IL-6 levels.

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

Figure 15. Reduction in colitis score assessments by CBD and HCQ (IHL-675A) in a mouse model of colitis. Colitis was induced in mice by intracolonic installation of TNBS/ethanol and then treated with CBD, HCQ or CBD and HCQ (IHL-675A). After 4 days, mice were sacrifice and the colons extracted for macro and microscopic analysis. The reduction in colitis severity was greater in mice treated with IHL-675A than for either CBD or HCQ alone for (A) colitis index, (B) macroscopic damage score, (C) relative colon weight, (D) stool consistency and (E) MPO levels. Drug dose in all assessments was 1 mg/kg CBD and 2.5 mg/kg HCQ.

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

Approval from the Human Research Ethics Committee to conduct the phase 1 study was received in July 2022. Participant recruitment commenced in August 2022 and dosing was completed in September 2022. Participants were monitored until the end of October 2022, after which blood samples collected during the study were assessed for levels of CBD, HCQ and major metabolites to characterise the pharmacokinetics of each active pharmaceutical ingredient.

IHL-675A was well tolerated, with no adverse events of concern and no serious adverse events reported, as shown in Figure 16 below. The same number of treatment related TEAEs were reported for IHL-675A as for Epidiolex. Treatment-related TEAEs included abdominal pain, dizziness, fatigue, frequent bowel movements, headache and somnolence. All TEAEs were minor, with the exception of one incidence of moderate severity abdominal cramps, which was resolved soon after onset.

Figure 16. Percentage of subjects who reported a treatment related treatment emergent adverse event in each of the treatment groups of the IHL-675A Phase 1 clinical trial.

CBD Pharmacokinetic Results

Comparison of the average pharmacokinetics of CBD in participants administered IHL-675A compared to those administered Epidiolex revealed that the CBD was taken up from IHL-675A more quickly and reached a higher maximum concentration than from Epidiolex, as shown in Figure 17 below. The average maximum concentration (Cmax) of CBD from IHL-675A was 1.57 times higher than for Epidiolex. The time to reach the maximum concentration (Tmax) was 26% faster for IHL-675A than Epidiolex. CBD administered in IHL-675A was also cleared more quickly than Epidiolex. The half-life (t1/2) of CBD from IHL-675A was 13% faster than Epidiolex. The total exposure (AUCinf) was similar for CBD administered as IHL-675A and Epidiolex. These patterns are trends at this point (p >0.05). Similar results were observed for CBD metabolites 7-COOH-CBD and 7-OH-CBD.

Figure 17. Average plasma concentrations of CBD over time for the IHL-675A and Epidiolex treatment groups in the IHL-675A Phase 1 clinical trial.

The following table presents the pharmacokinetic parameters, namely the CBD and metabolite PK parameters, from the IHL-675A Phase 1 study:

		IHL-675A				Epidiolex
		Cmax	Tmax	AUCinf	T1/2	Cmax	Tmax	AUCinf	T1/2
		(ng/mL)	(hr)	(hr*ng/mL)	(hr)	(ng/mL)	(hr)	(hr*ng/mL)	(hr)
CBD	Mean	207.04	2.13	841.08	220.17	131.89	2.88	725.9	231.22
	SD	117.44	0.91	358.63	53.85	61.92	1.21	223.98	56.45
	Min	72.6	1.02	391	113.84	45.6	1.5	355	144.41
	Max	472	4	1699	301.17	241	6	1121	305.88

7-OH-CBD	Mean	55.24	2.17	389.18	40.54	21.06	3	262.27	21.15
	SD	34.58	0.94	214.49	52.79	9.15	1.22	103.95	10.05
	Min	14.9	1.02	220	10.78	7.7	1.5	149	10.54
	Max	116	4	950	202.58	38.4	6	448	49.36

7-COOH-CBD	Mean	479.75	2.83	18753.9	167.87	362.17	4.97	16268	153.68
	SD	218.74	1.2	8979.02	95.47	299.63	1.3	11069.2	92.41
	Min	209	1.5	11445	46.03	116	2.5	4475	18.47
	Max	921	6	43714	332.65	1180	6.05	42018	317.68

Hydroxychloroquine Pharmacokinetic Results

A comparison of the average pharmacokinetics of hydroxychloroquine in participants administered IHL-675A compared to those administered Plaquenil revealed that hydroxychloroquine was taken up more slowly from IHL-675A than from Plaquenil, but the two drugs had a similar maximum plasma concentration, as shown in Figure 18 below. The time to reach the maximum concentration (Tmax) for HCQ administered as IHL-675A was 46% slower than for Plaquenil. The hydroxychloroquine clearance and total exposure was similar for the two drugs. These patterns are trends at this point (p >0.05). Plasma concentrations of hydroxychloroquine metabolites desethylhydroxychloroquine, bisdesethylhydroxychloroquine and desethylchloroquine were detected only at low levels (<2 ng/mL) at all points in the study.

Figure 18. Average plasma concentrations of hydroxychloroquine over time for the IHL-675A and Plaquenil treatment groups in the IHL-675A Phase 1 clinical trial.

The following table presents the pharmacokinetic parameters, namely the Hydroxychloroquine and metabolite PK parameters, from the IHL-675A Phase 1 study:

		IHL-675A						Plaquenil
		Cmax	Tmax	AUCinf		T1/2		Cmax	Tmax	AUCinf		T1/2
		(ng/mL)	(hr)	(hr*ng/mL)		(hr)		(ng/mL)	(hr)	(hr*ng/mL)		(hr)
HCQ	Mean	54.71	5.59	2986		182.62		55.52	3.46	3430.8		251.6
	SD	23.85	2.51	1244.46		93.7		24.81	1.94	1104.38		73.65
	Min	22	2	800		35.68		26.1	1	2073		163.92
	Max	105	12.03	4217		311.57		124	6	5888		421.51

Desethyl-hydroxy-chloroquine	Mean	1.38	81.08	NA	*	NA	*	1.29	17.46	NA	*	NA	*
	SD	1.24	183.01	NA	*	NA	*	1.04	35.04	NA	*	NA	*
	Min	0	0	0		0		0	0	0		0
	Max	4.4	673.83	0		0		3.3	123.93	0		0

Desethyl-chloroquine	Mean	0.8	7.77	NA	*	NA	*	0.42	5.59	NA	*	NA*
	SD	0.72	13.03	NA	*	NA	*	0.84	13.58	NA	*	NA*
	Min	0	0	0		0		0	0	0		0
	Max	2	49.05	0		0		2.9	49.07	0		0

Bisdesethyl-hydroxy-chloroquine	Mean	0	0	NA	*	NA	*	0	0	NA	*	NA	*
	SD	0	0	NA	*	NA	*	0	0	NA	*	NA	*
	Min	0	0	0		0		0	0	0		0
	Max	0	0	0		0		0	0	0		0

*	NA: metabolite not detected at levels sufficient to calculate PK parameter

Interpretation of the results from the phase 1 clinical trial

IHL-675A is well tolerated in healthy volunteers. Adverse events for IHL-675A were consistent with what was observed, and has been publicly reported, for Epidiolex and Plaquenil. Both active pharmaceutical ingredients, CBD and HCQ, are absorbed from IHL-675A. Trends in PK profiles indicate that the uptake of CBD may be more rapid for IHL-675A than Epidiolex and uptake of HCQ may be slower for IHL-675A than Plaquenil. This could be advantageous for IHL-675A. CBD provides immediate relief for inflammation and pain, whereas HCQ is a slower acting molecule and provides extended relief.

Phase 2 clinical trial assessing the effects of IHL-675A on pain and function in patients with rheumatoid arthritis

In February 2023, we announced that we had commenced a Phase 2 clinical trial to assess the safety and efficacy of IHL-675A on pain and function in patients with rheumatoid arthritis. In this trial, rheumatoid arthritis patients will receive one of IHL-675A, CBD, HCQ or placebo for 24 weeks. The treatments will be double blinded, meaning neither the investigators nor patients will know which treatment an individual is receiving. The study will be managed by Avance Clinical, an Australian and US CRO, who will identify and onboard 8-13 clinical trial sites with expertise in rheumatoid arthritis to conduct patient recruitment and assessments. Avance Clinical will manage the sites and study conduct, ensure that the data is of the necessary quality, and conduct the analysis of data collected across all the trial sites.

The trial will include 128 participants who meet the eligibility criteria. Participants will be randomized to one of 4 arms: either IHL-675A, CBD alone, HCQ alone or placebo. The primary endpoint for the study is pain and function relative to baseline determined via the score on the RAPID3 assessment at 24 weeks. Participants will also record their pain and function outcomes daily, by completing questionnaires on pain, fatigue, joint stiffness and quality of life, using an electronic Patient Reported Outcomes device (similar to completing a questionnaire on an electronic tablet). The participants will attend monthly visits at the clinical trial site, where blood tests, and physical examinations will monitor additional safety and efficacy outcomes, including inflammatory biomarkers. The trial will also include a sub-study examining joint damage via MRI. Subjects will be assessed for eligibility in the MRI study based on their Rheumatoid Arthritis Magnetic Resonance Imaging Score (“RAMRIS”) at screening.

The results of this study will establish the safety and efficacy of IHL-675A in rheumatoid arthritis and will be a critical component of future regulatory applications, including contributing to the combination rule assessment in the FDA505(b)2 NDA dossier.

In July 2023, we received approval from the HREC for its lead site, Emeritus Research in Camberwell, VIC, to conduct the Phase 2 clinical trial investigating the effect of IHL-675A on pain and reduced function in patients with rheumatoid arthritis. Site selection, approval and HREC submission is ongoing and we await approval for the remaining sites to be received over the coming months.

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

Generalized anxiety disorder is a relatively common and serious psychiatric condition affecting around 4-6% of the population during their lifetime. GAD can severely affect quality of life and professional career prospects. It is a highly comorbid disorder, with estimations of lifetime mental disorder comorbidity as high as 90%. It is most comorbid with major depression, and also commonly comorbid with other anxiety disorders, other mood disorders, and non-psychiatric disorders such as chronic pain and irritable bowel syndrome. An estimated 8 million people in Australia and the United States have moderate to severe GAD at any point in time, of which, 1 million people reside in Australia and 7 million people reside in the United States.

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

Monash is one of Australia’s leading universities and consistently ranks among the world’s top 100. Psychedelic treatments for our exploratory trials are delivered within BrainPark, a state-of-the-art research platform at Monash’s Turner Institute for Brain and Mental Health and Biomedical Imaging Facility, that provides a highly conducive environment for psychedelic treatments in a research context. Both the School of Psychological Sciences within the Turner Institute for Brain and Mental Health, and the Department of Psychiatry within the School of Clinical Sciences, have combined forces to conduct psychedelic research and the team comprises leading researchers and clinicians in relevant fields of psychiatry, psychotherapy, and mental health treatment development.

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

PsiGAD

PsiGAD is a proof-of-concept clinical trial investigating safety and efficacy of psilocybin assisted psychotherapy for treatment of GAD that is being led by principal investigator Dr Paul Liknaitsky and an extended team of clinical scientists, physicians and therapists at Monash University. The trial will recruit 72 patients in total across equivalent, triple blind, psilocybin and placebo arms. Each patient will receive two dosing sessions and a number of preparatory and integration psychotherapy sessions. The endpoints of this trial encompass safety, efficacy, and tolerability, while secondary outcomes include assessments of quality of life, functional limitations, and comorbid conditions. The primary efficacy endpoint is change in Hamilton Anxiety Rating Scale six weeks after the second dosing session.

In March 2023, interim analysis of the study data to date was conducted. An independent Data Safety Monitoring Board reviewed the data and recommended no change to the study design and had no concerns with the safety of the Psi-GAD trial. Review of the interim data by Incannex, consisting of primary endpoint data from the first 29 participants, found that there is a high probability (greater than 85% - alpha error 0.05 or 95% confidence level) that the total study will show a statistically significant benefit for the psilocybin treatment arm over the placebo treatment arm. This projection was made by assuming that the effect size observed in the interim analysis for 29 participants is representative of the effect size throughout the remaining 43 participants. The end point used in this modelling was a reduction in Hamilton Anxiety Rating Scale (HAM-A) score at 11 weeks relative to baseline (six weeks post second dose), which is the primary endpoint in the trial. This modelling was completed internally by the company and was not verified by the data and safety monitoring board.

Recruitment for the trial has continued throughout the reporting period and final study results are expected in late 2023 or early 2024.

In August 2023, we announced that our subsidiary Psychennex Pty Ptd had commenced preparations for an IND application regarding Psi-GAD, ahead of the receipt of the final results from the study expected in Q4 of calendar year 2023 or Q1 of calendar year 2024.

Development and manufacture of cGMP psilocybin drug product

Based on the promising outcome of the interim analysis from PsiGAD1, we engaged Catalent for development and cGMP manufacture of our own psilocybin drug product in March 2023. This drug product will be used in future clinical trials and potential wider commercial use. This development project is ongoing.

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

Cannabinoid Chewing Gums and chewable tablets

Medicated chewing gum and chewable tablets (“MCGT”) is a drug delivery system growing in favour in the medical community due to its application as an extended-release dosage form that supports continuous, ongoing release of the medicine contained. MCGTs are fast acting as they deliver the active ingredients into the oral mucosa, reducing the potential for gastric intolerance amongst patients. These qualities make MCGTs an excellent delivery system for medicinal combinations designed to treat sustaining pain and addiction disorders. MCGTs are also well tolerated by patients as there are no capsules to swallow or liquids to administer. The benefits of mastication, otherwise known as chewing, are well documented and include improved cerebral circulation, an anti-anxiety effect, memory improvement, neuroprotection, and an analgesic effect. These qualities make MCGTs an excellent delivery system for medicinal combinations designed to treat sustaining pain and addiction disorders.

Our subsidiary APIRx has multiple patents for cannabinoid-based drug candidates designed for treatment of addiction to different drug classes (including marijuana addiction and opioid addiction) as well as sustaining pain (including for pain and spasticity in Multiple Sclerosis).

MedChew Dronabinol for chemotherapy induced nausea and vomiting

According to the WHO, cancer is one of the leading causes for death and chemotherapy is utilized by approximately ten (10) million cancer patients annually, and this statistic is expected to grow by 53% by 2040. Nausea and vomiting are two of the most dreaded cancer treatment-related side effects. Dronabinol, which is synthetic Tetrahydrocannabinol (“THC”) is an approved treatment of chemotherapy associated nausea and vomiting as well as anorexia associated with HIV/AIDS. Oral dronabinol is taken up slowly, however, taking 1-2.5 hours to reach peak plasma concentration, and is also subject to first pass metabolism, which means that only 10-20% of the dose reaches the circulation.

MedChew Dronabinol is a chewable variant of Dronabinol that has been developed and patented by APIRx to bypass first pass metabolism. In a phase 1a study of MedChew Dronabinol, THC appears in circulation within 10 minutes and a sustained release profile of 4 to 8 hours was observed in most study subjects so that the product is more useful in the time in which it is required. The next developmental step for the product is to conduct a bioavailability/bioequivalence clinical study to support application for approval by bridging to publicly available data on Marinol, the marketing name of generic dronabinol. The economic size of the global drug market for chemotherapy induced nausea and vomiting was estimated to be US$5.7 billion in 2021 and is expected to expand at a CAGR of 6% over the decade.

MedChew Rx for pain and spasticity in multiple sclerosis (‘MS’)

Up to 84% of people suffering from MS also experience spasticity, which causes involuntary muscle stiffness and spasms. Pain is also a common symptom in MS, with up to two-thirds of people with MS reporting pain in worldwide studies. MedChew™ Rx is designed to be absorbed through the oral mucosal membrane and bypasses the liver, and first pass metabolism. MedChewTM Rx contains the same constituent formulation of CBD and THC as the product Sativex, which was initially approved in Canada in 2005 and is now available in 25 countries, including 18 countries in Europe, and Australia. MedChew Rx, however, facilitates extended dosing and reduces the need to readminister, which for Sativex is up to 12 times per day. It does not contain alcohol, which Sativex does, and will not exacerbate the dry mouth that is often associated with MS pharmacotherapy. MedChew Rx has underlying patent protection via granted patents related to chewing gums comprising cannabinoids. APIRx staff have completed regulatory meetings with Swiss-Medic (Switzerland) and CBG-MEG (Netherlands). There is potential to fast track to drug approval in Europe with a bioequivalence phase 1 study to bridge to Sativex CBD/THC oral spray safety and efficacy data.

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

We have data for CheWell as a high bioavailability product. A Phase 1 pharmacokinetic (PK) study demonstrated that the patented CheWell formulation led to >10x increase in CBD bioavailability compared to the standard CBD chewing gum delivery mechanisms. International regulatory analysis is being undertaken to identify what is required for commercial launch in different jurisdictions. Improved bioavailability means that even small doses of CBD within MCGTs could be highly effective even without a prescription from a doctor, thus meeting the TGA requirements for an OTC product. Increased bioavailability also reduces cost of goods, which increases margins. Although the first marketing claim will be for IBS, the CheWell product could provide a therapeutic benefit for a range of indications where CBD may assist patients.

CanQuit for Smoking Cessation

CanQuit is a medicated chewing gum that combines cannabinoids and nicotine to reduce addictions to cigarettes or tobacco vaping utensils. CanQuit is designed to better assist addicted smokers to quit smoking and we intend to trial our product for effectiveness against existing nicotine chewing gums. A more effective and cost-effective cannabinoid/nicotine combination medicated gum may have the potential to disrupt the incumbent global nicotine gum market, which was valued at US$1.5 billion in 2021 with an estimated CAGR for 4.8% from 2022-2029.

CanQuit O for Opioid Addiction

CanQuit O is a medicated chewing gum that combines cannabinoids with opioid agonists and/or antagonists, which is designed to suppress opioid-based drug addiction in people addicted to opioids. We intend CanQuit O to be a prescription product to help combat the ongoing opioid addiction crisis in the United States and elsewhere. We believe CanQuit O has the potential to be a simple solution to a complex addiction disorder and nationwide problem with far reaching consequences. Opioid use disorder has an annual addressable market size estimated be US$3.1 billion in 2022 with a CAGR of 9.1% from 2023-2030, and with many people being addicted but untreated.

CanChew Rx and SuppoCan for Irritable Bowel Syndrome and Inflammatory Bowel Disease

APIRx has developed a CBD-containing controlled-release functional chewing gum called CanChew Rx and a cannabinoid containing suppository called SuppoCan to be used independently or in conjunction with one another to treat bowel diseases.

Irritable bowel syndrome (IBS) is a condition that affects up to 11 % of the population globally. IBS is characterized by abdominal pain, altered bowel habits, as well as diarrhea, constipation or both. Data from 36 patient phase 2 proof of concept trial observed a 50% reduction in abdominal pain in CanChew treated IBS patients, supporting a therapeutic effect in IBS.

There are 6.8 million people worldwide who suffer from IBD globally. Signs and symptoms of IBD, which encompass both Crohn’s disease and ulcerative colitis, include diarrhea, fatigue, abdominal pain and cramping, reduced appetite, and unintended weight loss. the main medications currently available for IBD are anti-inflammatory medications and analgesics. Anti-inflammatories include courses of corticosteroids which are used to induce remission but are immunosuppressing. CBD has shown efficacy in treating IBD in animals and we intend to undertake a phase 1 clinical trial to assess CanChew Rx and SuppoCan.

CannQuitN, CannQuitO and ReneCann™

We announced our engagement of Eurofins Scientific for development and manufacture of CannQuit Nicotine (“CannQuitN”), CannQuit Opioid (“CannQuitO”) and ReneCann™ formulations in November 2022.

The CannQuit™ products are combination drug assets with associated granted patents and patent applications that were transferred to Incannex as a result of the acquisition of APIRx Pharmaceuticals, completed in August of 2022. Eurofins will undertake formulation development and manufacture of CannQuit N and CannQuit O, which are chewable products combining nicotine and cannabinoids, and cannabinoids and opioid antagonists, targeting smoking cessation and opioid addiction respectively.

CannQuitN combines nicotine and CBD within a controlled-release, functional, medicated chewing gum. CannQuitO combines CBD and an off-patent prescription opioid antagonist, and/or partial agonist-antagonist within the formulation. The cGMP grade products manufactured by Eurofins will be used in clinical trials designed to assess the safety and efficacy of the CannQuit™ products for smoking cessation and the treatment of opioid addiction.

Data collected on the quality and stability of the CannQuit™ anti-addiction products during the development and manufacturing of the two drug candidates at Eurofins will be key components of future regulatory packages. These data packages include IND applications and NDA filings with the FDA.

Medicated chewing gums deliver their active ingredients directly into the circulation of the oral mucosa, ensuring that the effects of the ingredients are delivered rapidly, but also in a sustained manner to reduce cravings for longer than other delivery methods. Rapid onset and sustained effect are both qualities desirable for the treatment of addiction disorders. Furthermore, the act of chewing, known as mastication, also has a multi-action, anti-anxiety effect that has been demonstrated in other scientific assessments.

ReneCann topical CBD/CBG product for treatment of dermatological conditions.

ReneCann™ is Incannex’s proprietary topical cannabinoid formulation for treatment of dermatological conditions caused by disorders of the immune system, including vitiligo, psoriasis, and atopic dermatitis, otherwise known as eczema. The ReneCann™ formulation is commercially protected by granted and pending patents acquired by Incannex as part of the APIRx acquisition that was finalised in August 2022.

The unique formulation combines cannabigerol (“CBG”) and CBD. CBG is a non- psychoactive cannabinoid with potent anti-inflammatory properties. A previous version of ReneCann™ was used in an in-human proof of concept study with dosing over a 6-week period. The study was conducted at the Maurits Clinic, The Netherlands, and led by a world-renowned dermatologist Dr. Marcus Meinardi, MD, PhD.

In the study, ReneCann™ reduced disease scores in patients with each of the target skin diseases. Patients with vitiligo, psoriasis and atopic dermatitis were observed to experience improvements in symptoms of 10%, 33% and 22% respectively.

In particular, the results for study participants with vitiligo are highly encouraging, partly because the incidence of the disease is high at 0.5-1.0% of the global population and treatments for it are limited. Vitiligo is observed when pigment-producing cells (melanocytes) stop producing melanin, causing the loss of skin colour in patches and the discoloured areas generally become larger over time. ReneCann™ was associated with diffuse re-pigmentation (usually perifollicular or from the borders of the lesion) and efficacy lasted for weeks eventually before depigmentation recurred.

The ReneCann™ drug product that is produced by the Eurofins contract development and manufacturing organization (“CDMO”) will be used in clinical trials confirming the safety and therapeutic effect of ReneCann™ in vitiligo, psoriasis, and atopic dermatitis. Data on the quality and stability of ReneCann™ generated as part of this project at Eurofins will be used in the chemistry and manufacturing control modules of future regulatory packages with the FDA. ReneCann™ also has the potential to be assessed for efficacy in other diseases where topical application may provide a benefit over conventional oral dosed cannabinoid formulations.

Incannex has chosen Quest Pharmaceutical Services (“QPS”) as its partner for regulatory guidance and clinical trial management for the advancement of the CannQuit™ and Renecann™ product lines designed for addiction and immune-disordered skin diseases. QPS, established in 1995, has evolved into a prominent contract research organization, offering a range of services in bioanalysis, pharmacology, and clinical research. QPS is in the process of drafting pre-IND submissions for the EMA and FDA for CannQuit™ and Renecann™ products. Subsequent to regulatory clearance, QPS will take a leading role in overseeing clinical trials, collecting relevant evidence of safety and efficacy.

OraxiMax for Periodontal Disease and Gingivitis

Up to 50% of adults worldwide suffer from moderate to severe periodontitis and/or gingivitis. Periodontal disease treatment has been limited to professional dental cleaning and the use of systemic antibiotics. We are developing OraxiMax Toothpaste and Mouthwash contain CBD and Cannabigerol (CBG) which can prevent dental plaque formation, and thus gingivitis and periodontitis. Due to their proprietary formulations, the local availability of APIs are increased while systemic absorption is kept to minimum.

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

Cannabinoids for Ophthalmic Conditions

Through the Acquisition, we have two granted patents for ophthalmic formulations of cannabinoids. Anecdotal evidence supports therapeutic benefit for cannabis and cannabinoids drug products in the treatment of glaucoma and conjunctivitis. We believe that a therapeutic effect in these eye conditions is derived from the neuroprotective, anti-inflammatory, and anti-microbial activities of cannabinoids. We intend to undertake a phase 1 safety and proof of concept clinical trial to advance the development of cannabinoids for ophthalmic conditions.

Clarion Clinics

In March 2023, we announced our intention to open multiple psychedelic-assisted psychotherapy clinics in Australia and overseas. We had been developing the commercialisation plans for psychedelic clinics for some time, well before the TGA decision to down-schedule psilocybin for treatment-resistant depression (“TRD”) and MDMA for Post-Traumatic Stress Disorder (“PTSD”) was announced. The announcement from TGA led to an expansion and announcement of these plans.

We have entered a partnership with Australia’s leading clinical psychedelic professionals, all of whom have extensive experience within clinical psychedelic research, treatment, and training, including the following individuals:

●	Dr Paul Liknaitzky: Co-Founder, Director, Chief Strategy Officer, and Chief Scientific Officer

Paul has played a central role in establishing the clinical psychedelic field in Australia and leads the largest group of psychedelic researchers and clinicians in the country. Paul is the Chief Principal Investigator on a program of psychedelic trials and collaborates on numerous others nationally. He has led the development of psychedelic trial protocols, treatment design, trial coordination, therapist selection and training, and has established active collaborations with an extensive network of international experts and organisations in the field. Paul’s work is focused on developing innovative psychedelic therapies, evaluating benefits, exploring potential drawbacks, predicting treatment response, mitigating risks, understanding therapeutic mechanisms, and translating research into practice.

●	Professor Suresh Sundram: Co-Founder, Director, Chief Medical Officer, and Head of Psychiatry

Suresh is a Fellow of the Royal Australian and New Zealand College of Psychiatrists and a consultant psychiatrist. He holds senior leadership positions in academic and clinical psychiatry and has published more than 150 scientific articles, books, book chapters, and conference abstracts. He has presented as plenary and invited speaker at international and national conferences, served as Deputy Editor for the Asian Journal of Psychiatry, and as an advisor to the United Nations, and to national and state governments. Prof. Sundram has led over 50 clinical trials and studies in psychiatric disorders. He has extensive experience with the use of psychedelics within psychotherapy and has overseen multiple research projects in this field.

●	Sean O’Carroll: Co-Founder, Director, and Head of Psychotherapy

Sean is an integrative psychotherapist and academic specialising in experiential, relational, and transpersonal psychotherapy. Since 2019, he has developed and delivered psychedelic-assisted psychotherapy training for several clinical psychedelic research teams. He has served as lead psychotherapist on two clinical research trials, continues to supervise one of these teams, and works as a psychedelic-assisted psychotherapy consultant within industry, with an emphasis on psychotherapy training and protocol development. Sean began lecturing in transpersonal psychology in 2011 and has over ten years’ experience working with what he calls “psychedelic casualties”. Through the Wild Mind Institute, he offers training for mental health practitioners in psychedelic-assisted psychotherapy, “bad trip” integration, and eco-psychotherapy.

In May 2023, we announced that we signed a lease for the first clinic in Abbottsford, a suburb of Melbourne, Victoria. The clinic is designed as a commercial scale prototype, which can be scaled up and replicated to other locations. It is estimated to have the capacity to treat over 600 patients per year in normal working hours and substantially more in extended hour operations. The company also announced that it had secured an initial supply of psilocybin and MDMA to facilitate the commencement of clinical operations.

The Clarion Clinics Advisory board is made up of world leading clinical psychedelics experts, including the following individuals:

●	Dr. Bill Richards is among the world’s best known psychedelic researchers and practitioners. He has had a multi-decade career at the forefront of psychedelic research, therapy, and training, and is a mentor and trainer to numerous research groups around the world. He co-founded the psychedelic research group at Johns Hopkins University and is the Director of Therapy at Sunstone Therapies in Maryland, US.

●	Dr. Andrea Jungaberle is the Chief Medical Officer of Ovid Clinics in Berlin and co-founder of the MIND Foundation, Europe’s leading psychedelic research and education group. She has conducted and/or supervised psychedelic-assisted psychotherapy for hundreds of patients and works both within Germany’s largest clinical psilocybin trial and within clinical service delivery.

●	Professor Matthew Johnson is one of the world’s most published psychedelic scientists. He has been central in the establishment and leading track record of the Johns Hopkins Center for Psychedelic & Consciousness Research, and his work has contributed to standards in practice within clinical psychedelic science. As a high-profile scientist in his field, he is frequently interviewed by national and international media outlets.

On August 8, 2023, Clarion Clinics announced that they were accepting registrations for psychedelic treatment interest as part of pre-screening in readiness for opening.

Intellectual Property

We have implemented a patent filing strategy as we develop our products and therapies in conjunction with our medical advisory board. As of June 30, 2023, we own pending patent applications relating to our cannabinoid drug candidates. A summary of the number of patents, patent types and jurisdictions in listed in the table below. Once converted to the complete/PCT stage, the provisional patents will also be applicable to all PCT contracting states. International search reports and written opinions of the International Search Authority have confirmed that the key claims in our filed Patent Cooperation Treaty applications are novel and inventive and that the invention meets the requirements of industrial applicability. The preparation of the International Search Report (ISR) and International Search Opinion (ISO) for PCT applications is one of the main procedural steps of the international phase of the Patent Cooperation Treaty (PCT). The purpose of conducting the searches at the international phase is to identify the relevant prior art and for the International Searching Authority to establish a preliminary opinion as to whether the claims are novel, involve an inventive step and are industrially applicable. While the ISR and the ISO are non-binding, in the sense that national patent offices are not obliged to accept any finding of the International Searching Authority, these reports often represented a useful guide in relation to the patentability of the subject matter claimed in the PCT application.

In the context of the PCT applications that cover the cannabinoid drug candidates, IHL-216A, IHL-675A and IHL-42X, the International Searching Authority is the Australian Patent Office. Accordingly, the opinion expressed in the ISR / ISO for each of these PCT applications is based on searches that have been conducted by Australian Patent Examiners.

Product/technology	Number of applications	Type of patent protection	Applicable jurisdictions
IHL-42X/Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	8	Standard/utility	AU, CA, CO, EP, IL, JP, NZ, US
IHL-675A/Compositions and methods for the treatment of an inflammatory conditions	8	Standard/utility	AU, CA, CO, EP, IL, JP, NZ, US
IHL-216A/Compositions and methods for the treatment or prevention of traumatic brain injury (TBI)	7	Standard/utility	AU, CA, EP, IL, JP, NZ, US

The cannabinoid drug candidate, IHL-675A, is a combination of CBD and hydroxychloroquine, which is specifically defined by claim 16 of International (PCT) Application No. PCT/AU2021/050226. The International Searching Authority considers claim 16 to be both novel and inventive.

The cannabinoid drug candidate, IHL-42X, is a combination of THC and acetazolamide for use in the treatment of obstructive sleep apnea (OSA), which is specifically defined by claim 3 of International (PCT) Application No. PCT/AU2021/050734. The International Searching Authority considers claim 3 to be both novel and inventive.

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

As of June 30, 2023, the Company also owns trademark registrations in Australia and the United States

Patent Portfolio

The following table presents our portfolio of patents and patent applications filed by Incannex, including their status (as at June 30, 2023) and title. Patents can be valid for approximately 20 years from their effective filing date if maintained.

The following table presents our portfolio of patents and patent applications filed by Incannex, including their status (as at June 30, 2023) and title.

Patent Family	Title	Status	Expires
AU 2019903734	Inhalable compositions and uses thereof	Continued as PCT application	NA
PCT/AU2020/051056	Compositions for the treatment or prevention of traumatic brain injury	National / regional phase entered	NA
AU 2020359294	Compositions for the treatment or prevention of traumatic brain injury	Granted	10/02/2040
CA 3152806	Compositions for the treatment or prevention of traumatic brain injury	Pending	10/02/2040*
EP 20870484.1	Compositions for the treatment or prevention of traumatic brain injury	Pending	10/02/2040*
IL 291874	Compositions for the treatment or prevention of traumatic brain injury	Pending	10/02/2040*
JP 2022-520850	Compositions for the treatment or prevention of traumatic brain injury	Pending	10/02/2040*
NZ 786889	Compositions for the treatment or prevention of traumatic brain injury	Pending	10/02/2040*
US 17/638264	Compositions for the treatment or prevention of traumatic brain injury	Pending	10/02/2040*
AU 2020901030	A method of treatment	Continued as PCT application	NA
AU 2020902432	A method of treatment	Continued as PCT application	NA
AU 2020903985	A method of treatment	Continued as PCT application	NA
AU 2020904264	A method of treatment	Continued as PCT application	NA
AU 2021900241	A method of treatment	Continued as PCT application	NA
AU 2021900324	A method of treatment	Continued as PCT application	NA
PCT/AU2021/050226	Methods and compositions for treating or preventing an inflammatory condition	National / regional phase entered	NA
AU 2021250462	Methods and compositions for treating or preventing an inflammatory condition	Pending	03/15/2041*
CA 3169702	Methods and compositions for treating or preventing an inflammatory condition	Pending	03/15/2041*

CO NC2022/0015048	Methods and compositions for treating or preventing an inflammatory condition	Pending	03/15/2041*
EP 21781628.9	Methods and compositions for treating or preventing an inflammatory condition	Pending	03/15/2041*
IL 296943	Methods and compositions for treating or preventing an inflammatory condition	Pending	03/15/2041*
JP 2022-559967	Methods and compositions for treating or preventing an inflammatory condition	Pending	03/15/2041*
NZ 793870	Methods and compositions for treating or preventing an inflammatory condition	Pending	03/15/2041*
US 17/907322	Methods and compositions for treating or preventing an inflammatory condition	Pending	03/15/2041*
AU 2020902368	A method of treatment	Continued as PCT application	NA
PCT/AU2021/050734	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	National / regional phase entered	NA
AU 2021306424	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	Pending	07/09/2041*
CA 3182528	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	Pending	07/09/2041*
CO NC2023/0000118	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	Pending	07/09/2041*
EP 21837113.6	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	Pending	07/09/2041*
IL 299212	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	Pending	07/09/2041*
JP 2023-501090	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	Pending	07/09/2041*
NZ 795230	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	Pending	07/09/2041*
US 18/000,880	Compositions and methods for the treatment of obstructive sleep apnoea (OSA)	Pending	07/09/2041*
AU 2021902170	A composition and uses thereof	Continued as PCT application	NA
PCT/AU2022/050731	Composition comprising cannabidiol and hydroxychloroquine in a fixed dose combination capsule	Pending	07/13/2042^
AU 2021903210	A composition and uses thereof	Continued as PCT application	NA
PCT/AU2022/051200	Oil-in-water emulsion for inhalation administration comprising cannabidiol	Pending	10/07/2042^
AU 2022903614	A method of treatment	Pending	11/29/2043#

*	Expiry date may be subject to any patent term extensions or adjustments that may be available.
^	Assumes that national / regional phase will be entered in key jurisdictions
#	Assumes completion as a PCT application on the completion deadline of November 29, 2023

The acquisition of APIRx added 19 granted patents and 23 pending patent applications to the Incannex patent portfolio. These patents cover all aspects of cannabinoid drug development including extraction, formulation and methods of use.

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

IHL Drug Candidate	Indication	Existing Products	Existing Product Pitfalls
IHL-42X	Obstructive Sleep Apnea	− CPAP device, dental device	− Noisy mechanical device worn during sleep; − potential poor patient compliance due to discomfort.
IHL-216A	Traumatic Brain Injury/Concussion	None	N/A
IHL-675A	Lung Inflammation	− Corticosteroids − Ventilator	− Corticosteroids reduce immune system activity; − ventilators are associated with a high rate of mortality.
IHL-675A	Rheumatoid Arthritis	− Corticosteroids − DMARDS − Biologic agents	− High expense, significant side effect profiles; − lack of efficacy or tolerability in certain patient cohorts.
IHL-675A	Inflammatory Bowel Disease	− Corticosteroids − Immune system suppressors (ISSs) − Biologic agents	− Corticosteroids can reduce immune system activity; − ISSs can damage the digestive tract lining;
PSI-GAD	Generalized Anxiety Disorder	− Antidepressants (SSRI/SNRI classes)	− Non-curative, poor side effect profile; − some patients become treatment resistant.
ReneCann	Vitiligo	Topical corticosteroids, calcineurin inhibitors, phototherapy, systemic immunosuppressants	Poor efficacy, unpleasant side effects with long term use. Multiple applications required, lag before response is seen
ReneCann	Atopic dermatitis	Topical corticosteroids, calcineurin inhibitors, phototherapy, systemic immunosuppressants, Crisaborole, Dupilumab	Poor treatment adherence, safety concerns, limited efficacy

ReneCann	Psoriasis	Topical corticosteroids, calcineurin inhibitors, keratinolytics, biologics	Need to inject treatment, limited efficacy
CannQuitN	Smoking cessation	Nicotine replacement therapy, bupropion, varenicline	Limited efficacy
CannQuitO	Opioid use disorder	Buprenorphine, methadone	Limited efficacy, abuse potential, side effects

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

United States

FDA process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Regulations that govern the pharmaceutical quality, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, and their implementing regulations. In particular, controlled substances, like synthetic cannabidiol, THC, and psilocybin are regulated by the U.S. Drug Enforcement Administration, or DEA.

The process of obtaining FDA and DEA approval and achieving and maintaining compliance with applicable laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with applicable FDA or other requirements may result in refusal to approve pending applications, a clinical hold, warning letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new drug or biologic, including a new use of a previously approved drug for a new indication, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and efficacy, pharmaceutical quality, packaging, labeling and quality control.

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

Controlled Substances

The Controlled Substance Act (CSA) and its implementing regulations establish a “closed system” of distribution for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, labeling, importation, exportation, disposal and other requirements under the oversight of the DEA. The DEA is the federal agency responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements to prevent the diversion of controlled substances to illicit channels of commerce.

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

We will be subject to the DEA approval to conduct our clinical trials and manufacturing activities in the United States. All parties engaged for Incannex projects, including but not limited to formulation development, manufacturing, preclinical and clinical research, involving controlled substances in the United States will have the appropriate licences and permits from the DEA. We may also decide to develop, manufacture or commercialize our drug candidates in additional countries. As a result, we will be subject to controlled substance laws and regulations from the TGA in Australia, Health Canada’s Office of Controlled Substances in Canada, the Drugs & Firearms Unit (Home Office) of the National Drug Control System in the United Kingdom, and from other regulatory agencies in other countries where we develop, manufacture or commercialize each drug asset in the future.

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

Similarly, since the Biologics Price Competition and Innovation Act (“BPCIA”) came into force in 2010, the United States provides 4 years of data exclusivity and 12 years of marketing exclusivity for a new biologic. The periods of exclusivity run in parallel, meaning that the FDA will not accept a biosimilar filing for 4 years and will not approve the biosimilar for a further 8 years (4 + 8).

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

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout the EEA.. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance indicated for the treatment of diseases other than those on the mandatory list, or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation, or for which a centralized process is in the interest of public health.

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

United Kingdom

The United Kingdom (UK) has left the European Union and will declare its independent processes to approve clinical research and marketing authorizations. Since the regulatory framework in the UK covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of drug candidates in the UK, as UK legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for drug candidates and products in the UK in the long-term. The MHRA has published detailed guidance for industry and organizations to follow from January 1, 2021, which will be updated as the UK’s regulatory position on medicinal products evolves over time. How precisely clinical research within the UK will be performed and how approval for drugs will be organized is subject to ongoing discussions.

The UK will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January 1, 2021. From January 1, 2021 to December 31, 2023, the MHRA may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required. As of January 1, 2024, a new marketing recognition framework will apply.

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

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Incannex Pty Ltd	100%	November 30, 2018	Victoria, Australia
Psychennex Pty Ltd	100%	November 20, 2020	Victoria, Australia
APIRx Pharmaceutical USA, LLC	100%	August 5, 2022	Delaware

D.	Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Suite 9, Level 9, 401 Docklands Drive, Docklands 3008	April 2023
Suite 105, Level 8 Century Circuit, Norwest 2153, NSW Australia	July 2026
221 Dosoris Lane, Glen Cove, NY 11542	-

Item 4a.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

A.	Operating Results

Results of Operations

The following tables set forth our results of operations in Australian dollars for the years ended June 30, 2023, 2022 and 2021.

	Year ended June 30,
	2023	2022	2021
	A$	A$	A$
Revenue	-	-	1,897,596
Other income	1,376,645	788,654	75,748
Product costs	-	(6,338)	(911,969)
Administration expense	(568,954)	(280,969)	(99,094)
Advertising and investor relations	(1,852,416)	(2,746,226)	(4,345,874)
Bad debt expense	-	(134,626)	-
Research and development costs	(9,364,796)	(5,371,821)	(4,749,514)
Compliance, legal and regulatory	(2,632,069)	(3,559,511)	(1,227,244)
Share based payments	(3,191,640)	(1,464,550)	(600,043)
Occupancy expenses	(124,628)	(112,341)	(115,836)
Depreciation expense	(130,946)	-	-
Salaries and employee benefit expense	(3,490,754)	(2,016,181)	(1,296,569)
Net loss for the year	(19,979,558)	(14,903,909)	(11,372,799)

Comparison of Fiscal Year Ended June 30, 2023 to June 30, 2022

Other Income

Other income increased 75% from A$788,654 in fiscal 2022 to A$1,376,645 in fiscal 2023, due to an increase in R&D tax refund for research and development activities from the Australian government.

Product costs

Production costs decreased from A$6,338 in fiscal 2022 to nil in fiscal 2023, due to the cessation of sales of cannabinoid oil products.

Administration expense

Administration expense more than doubled from A$280,969 in fiscal 2022 to A$568,954 in fiscal 2023, due to an increase in general office and corporate expenses and expenses due to international payments impacted by foreign currency fluctuations.

Advertising and investor relations

Advertising and investor relations expense decreased 33% from A$2,746,226 in fiscal 2022 to $1,852,416 in fiscal 2023, due to a decrease in payments to our investor relation consultants.

Bad debt expense

Bad debt expense decreased from A$134,626 in fiscal 2022 to none in fiscal 2023 due to no bad debt recorded during the fiscal year.

Research and development costs

Research and development costs increased 74% from A$5,371,821 in fiscal 2022 to A$9,364,796 in fiscal 2023, due to an increase in development costs related to our clinical trials, particularly with respect to Psi-GAD, IHL-675A and IHL-42X.

Compliance, legal and regulatory

Compliance, legal and regulatory expense decreased 26% from A$3,559,511 in fiscal 2022 to A$2,632,069 in fiscal 2023, due to a decrease in expenses following our listing on Nasdaq.

Share based payments

Share-based payments expense more than doubled from A$1,464,550 in fiscal 2022 to A$3,191,640 in fiscal 2023, due to an increase in the costs associated with an increased number of share-based awards that vested during the fiscal year.

Occupancy expenses

Occupancy expenses increased 11% from A$112,341 in fiscal 2022 to A$124,628 in fiscal 2023, due to an new lease agreements for our corporate head office in Sydney, Melbourne office and Clarion Clinic site.

Depreciation expense

Depreciation expenses increased from nil in fiscal 2022 to A$130,946 in fiscal 2023, primarily due to a depreciation of our equipment.

Salaries and employee benefit expense

Salaries and employee benefit expense increased 73% from A$2,016,181 in fiscal 2022 to A$3,490,754 in fiscal 2023, due to an increase in headcount in the general administration department (from 1 to 3 employees) and our research and development department (from 3 to 5 employees), and an increase in our Chief Executive Officer’s salary.

Net loss for the year

Net loss for the year increased 34% from A$14,903,909 in fiscal 2022 to A$19,979,558 in fiscal 2023, mostly due to higher legal and regulatory expenses, expenses for development of our clinical trials as well as higher salaries and employee benefits.

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

Other Income

Other income increased from A$75,748 in fiscal 2021 to A$788,654 in fiscal 2022, due to an increase in R&D tax refund for research and development activities from the Australian government in fiscal 2022.

Product costs

Production costs decreased from A$911,969 in fiscal 2021 to A$6,338 in fiscal 2022, primarily due to the cessation of sales of cannabinoid oil products at the end of fiscal 2021.

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

Salaries and employee benefit expense

Salaries and employee benefit expense increased 56% from A$1,296,569 in fiscal 2021 to A$2,016,181 in fiscal 2022 due to an increase in headcount in the general administration department and an increase in our Chief Executive Officer’s salary.

Net loss for the year

Net loss for the year increased 31% from A$11,372,799 in fiscal 2021 to A$14,903,909 in fiscal 2022, mostly due to higher legal and regulatory expenses, expenses for development of our clinical trials as well as higher salaries and employee benefits.

Off-Balance Sheet Arrangements

During fiscal years 2023, 2022, and 2021, we did not have any unconsolidated entities such as structured finance or special purpose entities that can be used to facilitate off-balance sheet arrangements.

Contractual obligations

Excluding accounts payable, we did not have any contractual obligations as of June 30, 2023 that were not reflected in the balance sheet. Lease obligations for office premises are reflected in our balance sheet.

Contingent liabilities

We did not have any material contingent liabilities outstanding as of June 30, 2023.

Capital commitments

We did not have any material capital expenditure commitments outstanding as of June 30, 2023.

B.	Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through interest earned from cash on term deposit.

As of June 30, 2023, we had cash of A$33,363,228. We anticipate that our current cash will be sufficient for the current fiscal year and to fund our operations until end of October of 2024. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

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

Cash Flows

Comparison of cash flows for the fiscal year ended June 30, 2023, with June 30, 2022

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2023	2022	2021
	A$	A$	A$
Net cash used in operating activities	(15,942,825)	(12,807,373)	(6,909,780)
Net cash provided by investing activities	(476,873)	-	29,277
Net cash provided by financing activities	12,275,567	41,184,687	12,400,730

Operating Activities

Net cash used in operating activities increased 24.4% from A$12,807,373 in fiscal 2022 to A$15,942,825 in fiscal 2023, primarily due to the expansion of research and development activities.

Investing Activities

Net cash provided by investing activities increased from nil in fiscal 2022 to A$476,873 in fiscal 2023, due to payments for the addition of property, plant and equipment.

Financing Activities

Net cash provided by financing activities decreased 70% from A$41,184,687 in fiscal 2022 to A$12,275,567 in fiscal 2023, due to a decrease in the exercise of options that raised net cash equal to A$40,274,243 in fiscal 2022 compared to A$2,207 in fiscal 2023.

Comparison of cash flows for the fiscal year ended June 30, 2022, with June 30, 2021

 Operating Activities

Net cash used in operating activities increased 85% from A$6,909,780 in fiscal 2021 to A$12,807,373 in fiscal 2022, primarily due to the expansion of our clinical trials.

Investing Activities

Net cash provided by investing activities decreased from A$29,277 in fiscal 2021 to none in fiscal 2022, due to no investment activities undertaken in fiscal 2022.

Financing Activities

Net cash provided by financing activities more than tripled from A$12,400,730 in fiscal 2021to A$41,184,687 in fiscal 2022, due to the exercise of options that raise d net cash equal to A$40,274,243 in fiscal 2022.

C.	Research and Development, Patents and Licenses

For a description of our research and development programs and activities, see “Item 4. Information on the Company—B—. Business Overview”.

For year ended June 30, 2023, our expenditures for our each of our clinical trials were:

●	Psi - GAD - A$1,157,581;

●	IHL-675A - SAARDS Sepsis Associated Acute Respiratory Distress Syndrome - A$2,028,926;

●	IHL-42X - OSA Obstructive Sleep Apnea - A$3,481,125;

●	IHL-216A - Traumatic Brain Injury - A$472,670; and

●	IHL-675A - Rheumatoid arthritis - A$703,478;

●	CannQuitO, ReneCann, CannQuitN - A$ 516,256

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

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our directors and senior management and the positions. There are no family relationships among any of the members of our board of directors and our senior management.

Name	Position
Joel Latham	Chief Executive Officer and Managing Director
Troy Valentine	Chairman
Peter Widdows	Director
Dr. George Anastassov	Director
Robert Clark	Director
Lekhram Changoer	Chief Technology Officer
Madhukar Bhalla	Chief Financial Officer and Company Secretary

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

Robert Clark. Robert Clark has been a Director since August 2022. Mr. Clark is a senior-level strategic regulatory affairs expert with over 38 years of U.S. and international regulatory experience, including more than 20 years with Pfizer Inc. and more than 10 years with Novo Nordisk A/S. He is an expert on FDA and EMA matters, U.S. pharmaceutical advertising practices and regulatory aspects related to healthcare professionals and sales force activities, having contributed to the FDA approval of a notable twelve significant new drugs since 2012. Since May 2012, Mr. Clark has been Vice President, U.S. Regulatory Affairs for Novo Nordisk, where he provides strategic leadership to a team of more than 50 regulatory staff and scientists in the development of new medicines. Prior to his appointment as a Director, Mr. Clark had been Vice President of Worldwide Regulatory Strategy and U.S. Regulatory Affairs at Pfizer from 1992 to 2021, where he led a team of up to 150 regional regulatory professionals supporting the drug development and approval processes.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2023.

	Short-term Benefits			Post Employment Benefits	Long-term (share based payments)	Total
	Cash salary and fees A$	Cash bonus A$	Other A$	Super- annuation A$	Performance Rights, Shares and Options A$	A$
Directors
Joel Latham	820,000	426,000	—	27,641	1,760,325	3,033,966
Troy Valentine	231,157	—	254,000	24,271	867,331	1,376,759
Peter Widdows	141,385	—	160,000	14,845	—	316,230
Dr. George Anastassov	175,866	—	—	—	—	175,866
Robert Clark	88,588	—	—	—	87,500	176,088
Other Key Management Personnel
Madhukar Bhalla	84,000	—	—	—	—	84,000
Lekhram Changoer	157,500	—	—	—	—	157,500
	1,698,496	426,000	414,000	66,757	2,715,156	5,320,409

Service Agreements

The following members of key personnel have service agreements as at June 30, 2023 as follows:

Joel Latham	Managing Director and Chief Executive Officer

Agreement commenced:	July 1, 2020

Details	This employment agreement has no fixed term. Each party can terminate at will by giving three months’ notice. However, if the termination is for cause, no notice is required.

Base salary including superannuation	A$770,000 per year, plus superannuation, plus a vehicle allowance of A$20,000 per year. In addition, A$30,000 as fees for role as director.

Lekhram Changoer	Chief Technical Officer

Agreement commenced:	August 5, 2022

Details	This service agreement has a 1 year term as of October 10, 2022. Following such date, the agreement continues to be effective unless terminated by either party. Mr. Changoer may terminate the contract by giving a 21-day notice to the Company. Both party can terminate the contract for cause.

Base salary including superannuation	A$210,000 per year for services as Chief Technical Officer and performance rights and options upon achievement of milestone activities.

Madhukar Bhalla	Chief Financial Officer and Company Secretary

Agreement commenced:	June 28, 2021

Details	This service agreement has no fixed term. This service agreement can be terminated by either party at will by giving 1-month notice.

Base salary including superannuation	A$84,000 per year for services as Chief Financial Officer and Company Secretary.

Employee Share Option Plan and Performance Rights Plan

The Company does not currently have any Employee Share Option Plan or Performance Rights Plan. In the event that the directors determined that such plans were necessary, the Company would seek shareholder approval for any such plan prior to their use.

Over the past three years, the Company has issued options or performance rights to directors or management as part of their remuneration or as performance incentives. No performance rights were granted to directors and officers during fiscal year 2023. All of these issues have been approved by shareholders prior to their issuance.

Ordinary Share holdings

As at June 30, 2023, the numbers of shares held by our directors and officers were as follows.

	Balance at start of the year	Received on conversion of performance rights upon achievement of milestones	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Joel Latham	23,748,413	—	—	—	23,748,413
Troy Valentine	36,651,198	—	—	—	36,651,198
Peter Widdows	16,573,685	—	—	—	16,573,685
Dr. George Anastassov	—	—	—	66,972,077	66,972,077
Robert Clark(1)	—	—	—	—	—
Lekhram Changoer(2)	—	—	—	63,954,841	63,954,841
Madhukar Bhalla	—	—	—	—	—
Total ordinary shares	76,973,296	—	—	130,926,918	207,900,214

(1)	Robert Clark was appointed on August 17, 2022.
(2)	The ordinary shares are held of record by Prash BV, a company controlled by Mr. Changoer.

Options holdings

As at June 30, 2023, the numbers of options held by our directors and officers were as follows. Each option grants the right to receive one fully paid ordinary share in Incannex.

	Balance at start of the year	Exercise Price Expiration date		Changes during the year	Balance at end of the year
Options
Joel Latham	750,000	0.05	June 30, 2025		750,000
Joel Latham	750,000	0.05	June 30, 2026		750,000
Joel Latham	750,000	0.05	June 30, 2027		750,000
Joel Latham	750,000	0.05	June 30, 2025		750,000
Joel Latham	750,000	0.05	June 30, 2026		750,000
Joel Latham	750,000	0.05	June 30, 2027		750,000
Joel Latham	933,333	0.26	July 1, 2025		933,333
Joel Latham	933,333	0.31	July 1, 2026		933,333
Joel Latham	933,334	0.35	July 1, 2027		933,334
Joel Latham	933,333	0.26	July 1, 2026		933,333
Joel Latham	933,333	0.31	July 1, 2027		933,333
Joel Latham	933,334	0.35	July 1, 2028		933,334
Joel Latham		0.25	June 30, 2026	661,285	661,285
Joel Latham		0.25	June 30, 2026	921,942	921,942
Peter Widdows		0.25	June 30, 2026	1,104,913	1,104,913
Troy Valentine		0.25	June 30, 2026	2,443,413	2,443,413
Troy Valentine	466,666	0.26	July 1, 2025		466,666
Troy Valentine	466,666	0.31	July 1, 2026		466,666
Troy Valentine	466,668	0.35	July 1, 2027		466,668
Troy Valentine	466,666	0.26	July 1, 2026		466,666
Troy Valentine	466,666	0.31	July 1, 2027		466,666
Troy Valentine	466,668	0.35	July 1, 2028		466,668
Robert Clark	-	1.00	May 31, 2024	2,500,000	2,500,000
Robert Clark	-	1.50	May 31, 2024	2,500,000	2,500,000
Total options	12,900,000			10,131,553	23,031,553

Performance rights

As at June 30, 2023, no performance rights were outstanding. Each performance right grants the right to receive one fully paid ordinary share in the Company.

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

The appointment and expiration dates of each director in office on June 30, 2023, is as follows:

Name	Position	Year first appointed	Current term expires
Joel Latham	Managing Director and CEO	2018	—(1)
Troy Valentine	Chairman	2017	2025(2)
Peter Widdows	Director	2018	2023(2)
Dr. George Anastassov(3)	Director	2022	2025
Robert Clark(4)	Director	2022	2026

(1)	According to our Constitution, a Managing Director’s appointment is not subject to expiration.

(2)	Term expires on the date of the AGM for that year.

Corporate Governance

ASX Corporate Governance Principles

In Australia, there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX, except that entities of a certain size are required to have audit and remuneration committees and, in some instances, trading policies for key management personnel. Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations (“Recommendations”), which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX Listing Rule 4.10.3, companies are required to attach a copy of the Company’s corporate governance statement (which has been approved by the Board) and provide a statement in their annual report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed, and the reasons for not following them and what (if any) alternative governance practices it adopted in lieu of the recommendations during that period. It is not mandatory to follow the Recommendations. As compliance with the Recommendations would entail excessive costs to us, and in light of our current size, we do not follow the Recommendations because the costs of doing so would outweigh the benefits.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors. Our Board of Directors has determined that each of Troy Valentine, Robert Clark, and Peter Widdows qualifies as an independent director under the requirements of the ASX.

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

Our Audit Committee currently consists of two board members, Peter Widdows and Robert Clark. In February 2023, we requested an exemption from Nasdaq Listing Rule 5605(c)(2) regarding the requirement to have three independent directors as members of our Audit Committee due to differing corporate governance and other requirements of the Company under the Australian Corporations Act 200l and the ASX Listing Rules. From April 2023 to September 2023, Peter Widdows provided consultant services to the Company, for which he was paid A$160,000 (US$104,000). Since the end of September 2023, Peter Widdows ceased to provide consultancy services. Each of Peter Widdows and Robert Clark currently satisfies the “independence” requirements under the relevant rules of the U.S. Securities and Exchange Commission and Nasdaq.

Corporate Governance Requirements under Nasdaq listing rules.

Incannex is allowed to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards as long as we disclose each requirement of Nasdaq Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

●	Nasdaq requirement under Rule 5605(c)(2)(A) that an audit committee be comprised of at least three members and that each member must be “independent” as provided in such Rule. In February 2023, we requested to be exempt from the requirement to have three independent directors as members of the audit committee, as we were, and still are, a small biotech company focused on the development of our clinical products and we do not generate any revenue. At the date of this filing, we have, and expect to continue to have, an Audit Committee, consisting of two non-executive directors who are “independent” as required in Rule 5605(c)(2)(A).

●	Nasdaq requirement under Rule 5605(d) that a compensation committee be constituted — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a compensation committee. We rely on an exemption from the requirement to constitute a compensation committee under the Nasdaq listing rules and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5605(e) that a nominations committee be constituted — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a nominations committee. We rely on an exemption from the requirement to constitute a nominations committee under the Nasdaq listing rules and we seek to claim such exemption.

●	Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

●	Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present — The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

●	The requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and we claim an exemption from this Nasdaq rule.

●	The Nasdaq requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The Nasdaq compensation committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We do not have a compensation committee and therefore claim an exemption from this Nasdaq rule.

●	The requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. We claim an exemption from this Nasdaq rule

Board Diversity Matrix under Nasdaq Rules

As an Australian company listed on ASX, we disclose in our ASX filings whether we follow the Recommendations of the ASX Corporate Governance Council Principles and Recommendations (“Recommendations”). The Recommendations are not mandatory under ASX listing rules.

In light of the size of our company and our board, we do not follow certain Recommendations, including the Recommendation concerning board diversity. We respect the privacy of our Directors and are concerned that an intrusion into their privacy could breach Australian privacy law, in particular Privacy Principles 6 (Use or disclosure of personal information) and 8 (Cross-border disclosure of personal information) promulgated under the Privacy Act 1988 (Cth).

As a non-US company listed on Nasdaq, applicable listing rules require us to disclose certain information regarding the diversity of our Directors in a prescribed format. The matrix below discloses the information required by Nasdaq Listing Rule 5606 to the extent permitted by applicable law.

Board Diversity Matrix as of December 31, 2022 and June 30, 2023

Country of Principal Executive Offices	Australia

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	Yes

Total Number of Directors	5

		Female	Male
Part I: Gender Identity
Directors		0	5
Part II: Demographic Background
Did Not Disclose Demographic Background	5

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

As of June 30, 2023, we had 10 employees. Of these employees, 6 were employed in research and development and 4 were employed in general management and administration. As at the end of fiscal year 2023, we had 10 employees.

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

Ownership of Senior Management and Directors

The following table sets forth certain information as of September 30, 2023, regarding the ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The percentages shown are based on 1,587,010,366 ordinary shares issued and outstanding as of September 30, 2023.

Name	Number of Ordinary Shares Owned	Percentage of Ownership
Joel Latham	23,748,413	1.50%
Troy Valentine(1)	36,651,198	2.31%
Peter Widdows	16,573,685	1.04%
Dr. George Anastassov(2)	66,972,077	4.22%
Robert Clark(3)	5,000,000	*
Lekhram Changoer(4)	63,954,841	4.03%
Madhukar Bhalla	—	—
All directors and executive officers as a group (7 persons)	288,203,307	18.17%

*	Less than 1%

(1)	Troy Valentine is a director, and owns a 50% equity interest in, Alignment Capital Pty Ltd, which owns 13,194,248 ordinary shares of Incannex. Troy Valentine is a director of Tranaj Nominees Pty Ltd, which owns 10,216,950 ordinary shares in Incannex. Troy Valentine is a director of Valplan Pty Ltd, which owns 3,000,000 ordinary shares in Incannex. Troy Valentine is a director and the sole shareholder of Cityside Pty Ltd, which owns 4,440,000 ordinary shares of Incannex. Troy Valentine is the beneficiary of the GFCR Investments Trust managed by Ekirtson Nominees Pty Ltd as trustee, which owns 2,875,000 ordinary shares in Incannex. Thus, Troy Valentine is deemed to beneficially own 33,726,198 ordinary shares in Incannex.

(2)	Dr. George Anastassov was appointed on June 28, 2022.

(3)	Robert Clark was appointed on August 17, 2022. As at September 30, 2023, Mr. Clark owns beneficially 5,000,000 ordinary shares underlying options that can be exercised within 60 days as of September 30, 2023.

(4)	Lekhram Changoer was appointed on October 10, 2022. The ordinary share are held of record by Prash BV, a company controlled by Mr. Changoer.

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

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

We did not have any restatement of financial statements that required a recovery of erroneously awarded compensation for the fiscal year ended June 30, 2023, nor up to the date of this Annual Report.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents the beneficial ownership of our ordinary shares based on 1,582,277,020 ordinary shares outstanding at September 30, 2023, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares.

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

In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and warrants held by the person or entity that are currently exercisable, or exercisable within 60 days of September 30, 2023. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percentage
HSBC Custody Nominees (Australia) Limited	82,707,741	5.23%

HSBC Custody Nominees (Australia) Limited became a major shareholder during fiscal 2023. HSBC holds ordinary shares as nominee and its ownership can increase or decrease depending on the trading activities of the beneficial holders it holds shares for. None of HSBC’s beneficial holders owns at least 5% of ordinary shares.

Sud Agarwal ceased to be a major shareholder during fiscal 2023. As at June 30, 2022, Sud Agarwal owned directly 75,303,093 ordinary shares and 32,000,000 ordinary shares beneficially through Cannvalate Pty Ltd (“Cannvalate”), a company in which Sud Agarwal owns approximately 30% and is Chairman. From August 23, 2022, through September 20, 2023, Sud Agarwal progressively sold the entire amount of ordinary shares directly owned.

As of September 30, 2023, there were 12,340 holders of record of our ordinary shares, of which 4 had registered addresses in the United States. As of September 30, 2023, there were 1,024,005ADSs outstanding, representing 25,600,125 ordinary shares (or 1.62% of the then outstanding ordinary shares). As of September 30, 2023, there were no registered holders of ADSs. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Incannex. All shareholders have the same voting rights.

B.	Related Party Transactions

The following is a description of our related party transactions since July 1, 2020 and we note that all of them were negotiated at arm’s length.

During fiscal year 2023, A$247,122 in fees was paid to Cannvalate, an entity in which Dr Sud Agarwal (resigned 28 June 2022) is a director. The fees accrued and were payable in fiscal 2022 with respect to patient research activities conducted by Cannvalate.

During fiscal years 2023 and 2022, respectively, Troy Valentine was paid A$254,000 and A$240,000 for consulting fees invoiced to the Company, outside of his directors’ fees. Peter Widdows was also paid A$160,000 in fiscal year 2023 for consulting fees invoiced to the Company, outside of his directors’ fees.

In fiscal years 2022, and 2021, respectively, the Company paid A$407,824 and A$97,976 in fees to Alignment Capital Pty Ltd (“Alignment”), an entity controlled by our Chairman Troy Valentine, as consideration for its services as lead manager with respect to the exercise of our ASX-listed options program.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2023 and 2022 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F.

The audit report of PKF Brisbane Audit (“PKF”) as of and for the year ended June 30, 2023, and for the year ended June 30, 2022, is included therein immediately preceding the financial statements. The audit report of WithumSmith+Brown, PC (“Withum”), as of June 30, 2021 and for the year ended June 30, 2021, is included therein immediately preceding the financial statements.

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

Not applicable.

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

Share Sale and Purchase Agreement between Incannex and the sellers of APIRx Pharmaceutical USA, LLC

In May 2022, we entered into a Share Sale and Purchase Agreement to acquire 100% equity interests in APIRx. As consideration, we issued 218,169,506 ordinary shares in Incannex to the sellers of APIRx, at A$0.225 per share. Under the terms of the agreement, we acquired all assets and intellectual property rights of APIRx. We completed the acquisition in August 2022.

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

Research Services Agreement with Monash University, dated March 10, 2021

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

Master Service Agreement with Avance Clinical Pty Limited

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

Based on the composition of our assets and income, we believe that Incannex was not a PFIC for U.S. federal income tax purposes with respect to fiscal 2023. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and, therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs.

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

I.	Subsidiary Information

See Item 4C “Organizational Structure” for further information.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Our cash consist entirely of cash held in interest-bearing accounts with banks in Australia. Thus, our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of Australian interest rates. However, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation. See note “19. Financial Instruments” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2023, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2023, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2023, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2023.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PKF as our independent registered public accounting firm for fiscal years 2023 and 2022 . Set forth below is a summary of the fees paid for services provided, respectively in fiscal years 2023 and 2022.

	Fiscal 2023	Fiscal 2022
	A$	A$
Audit Fees	97,750	465,346	(1)
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total remuneration	97,750	465,346

(1)	The total remuneration includes A$357,208 paid to Withum in relation to audit fees regarding fiscal years 2021, 2020 and 2019 incurred by Incannex in connection with its listing on Nasdaq Stock Market LLC.Incannex paid A$85,000 to PKF regarding the auditing of its fiscal year 2022. The total remuneration does not include A$23,138 paid to HLB Mann Judd, for fiscal 2022, in connection with audit services performed under the rules of the Australian Accounting Standards Board.

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

During the two most recent fiscal years ended June 30, 2023 and 2022 neither the Company, nor someone on behalf of the Company, has consulted PKF regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that PKF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

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

Item 16h.	Mine Safety Disclosure

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted a Share Trading Policy (“Policy”) that sets out the policy and procedures governing the purchase, sale and disposition of our securities and applies to directors, officers, employees, consultants, their spouses or children, and also any trust, company or investment vehicle controlled by any of them (“Personnel”).

The Policy aims to restrict the Personnel in possession of “inside information” from trading in our securities and ensure compliance with all applicable securities laws, rules and regulations, and listing standards.

We have filed the Policy as an exhibit to this Annual Report on Form 20-F.

ITEM 16K.	CYBERSECURITY.

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to furnish financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F.

INCANNEX HEALTHCARE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PKF Brisbane Audit

ABN 33 873 151 348

Level 6, 10 Eagle Street

Brisbane, QLD 4000 Australia

+61 7 3839 9733

brisbane@pkf.com.au pkf.com.au

To the Board of Directors and Stockholders of Incannex Healthcare Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Incannex Healthcare Limited and its controlled entities (the “Consolidated Entity”) as of 30 June 2023 and 2022, the related consolidated statements of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the years in the two-year period ended 30 June 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Consolidated Entity as of 30 June 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended 30 June 2023, in conformity with International Financial Reporting Standards (“IFRS”) and Interpretations as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Consolidated Entity’s management. Our responsibility is to express an opinion on the Consolidated Entity’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Consolidated Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PKF BRISBANE AUDIT

We have served as the Consolidated Entity’s auditor since July 2022.

Brisbane, Australia

October 31, 2023

PCAOB ID No. 6622

PKF Brisbane Pty Ltd is a member of PKF Global, the network of member firms of PKF International Limited, each of which is a separately owned legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s). Liability limited by a scheme approved under Professional Standards Legislation.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 30 June 2023

		Consolidated
		30 June 2023	30 June 2022
	Notes	$	$
Other income	3	1,376,645	788,654
Total other income		1,376,645	788,654
Product costs		-	(6,338)
Administration expense		(568,954)	(280,969)
Advertising and investor relations		(1,852,416)	(2,746,226)
Bad debt expense		-	(134,626)
Research and development costs		(9,364,796)	(5,371,821)
Compliance, legal and regulatory		(2,632,069)	(3,559,511)
Share based payments	17	(3,191,640)	(1,464,550)
Occupancy expenses		(124,628)	(112,341)
Depreciation expense		(130,946)	-
Salaries and employee benefit expense		(3,490,754)	(2,016,181)
Total expenses		(21,356,203)	(15,692,563)
Loss before tax		(19,979,558)	(14,903,909)
Income tax	5	-	-
Loss after tax		(19,979,558)	(14,903,909)
Other comprehensive income		-	-
Total comprehensive loss for the year		(19,979,558)	(14,903,909)
Earnings per share	6
Basic loss per share (cents per share)		(1.30)	(1.25)
Diluted loss per share (cents per share)		(1.30)	(1.25)

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2023

		Consolidated
		30 June 2023	30 June 2022
	Notes	$	$
Assets
Current assets
Cash and cash equivalents	8	33,363,228	37,500,931
Trade and other receivables	9	287,478	294,717
Other assets	10	1,035,181	83,960
Total current assets		34,685,887	37,879,608
Non-current assets
Property, plant and equipment	11	443,652	-
Right-of-use assets	12	743,734	-
Intangible assets	13	52,717,427	-
Total non-current assets		53,904,813	-
Total assets		88,590,700	37,879,608

Liabilities
Current liabilities
Trade and other payables	14	3,675,090	2,010,533
Lease liabilities	12	170,656	-
Total current liabilities		3,845,746	2,010,533
Non-current liabilities
Lease liabilities	12	616,087	-
Total non-current liabilities		616,087	-
Total liabilities		4,461,833	2,010,533
Net assets		84,128,867	35,869,075

Equity
Issued capital	15	150,842,248	86,586,794
Reserves	16	12,061,087	8,077,191
Accumulated losses		(78,774,468)	(58,794,910)
Net equity		84,128,867	35,869,075

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2023

Consolidated	Issued Capital	Equity Reserve	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2021	45,852,107	6,612,641	(43,891,002)	8,573,746
Options exercised	40,274,242	-	-	40,274,242
Share based payments	-	1,464,550	-	1,464,550
Share placements	400,000	-	-	400,000
Shares issued to advisors	450,000	-	-	450,000
Shares issue costs	(389,555)	-	-	(389,555)
Comprehensive loss for the year	-	-	(14,903,909)	(14,903,909)
Balance at 30 June 2022	86,586,794	8,077,191	(58,794,910)	35,869,075

Options exercised	2,027	-	-	2,027
Options issued to advisors	-	684,000	-	684,000
Option placements	-	108,257	-	108,257
Share based payments	-	3,191,640	-	3,191,640
Share placements	13,000,000	-	-	13,000,000
Shares issued to advisors	2,945,288	-	-	2,945,288
Asset acquisition shares issued	49,088,139	-	-	49,088,139
Shares issue costs	(780,000)	-	-	(780,000)
Comprehensive loss for the year	-	-	(19,979,558)	(19,979,558)
Balance at 30 June 2023	150,842,248	12,061,087	(78,774,468)	84,128,867

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2023

		Consolidated
		2023	2022
	Notes	$	$
Cash flows from operating activities
Receipts from customers		-	-
Receipts from other income		1,013,879	782,383
Payments to suppliers and employees		(17,285,861)	(13,596,027)
Interest received and other income		329,157	6,271
Net cash (used in) operating activities	8	(15,942,825)	(12,807,373)

Cash flows from investing activities
Payments for the addition of property, plant and equipment		(476,873)	-
Net cash from investing activities		(476,873)	-

Cash flows from financing activities
Proceeds from shares issued (net of costs)		12,330,284	41,184,687
Repayment of lease liabilities		(54,717)	-
Net cash from financing activities		12,275,567	41,184,687

Net decrease in cash and cash equivalents		(4,144,131)	28,377,314
Cash and cash equivalents at beginning of the year		37,500,931	9,123,617
Effect of exchange rate fluctuations on cash held		6,428	-
Cash and cash equivalents at end of the year	8	33,363,228	37,500,931

The accompanying notes form part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2023

1. Significant accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Nature of Operations

Incannex Healthcare Limited (the “Company”) and its consolidated subsidiaries (collectively, the “Group”) is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies. The Company’s common shares trade on the Australian Securities Exchange (“ASX”). The Company’s registered office is at Level 23, South Tower Rialto, 525 Collins Street Melbourne Victoria 3000, Australia.

For the fiscal year ended 30 June 2023, the Group incurred a total comprehensive loss after income tax of $19.98 million (2022: $14.9 million) and had net cash outflows from operations of $15.94 million (2022: $12.8 million). The Group held total cash of $33.36 million as of 30 June 2023 (2022: $37.5 million).

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

Statement of compliance

These consolidated financial statements were authorised for issue by the Board of Directors in October 2023.

The consolidated financial statements comply with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”), in their entirety. Compliance with AIFRS ensures that the financial report also complies with International Financial Reporting Standards (“IFRS”).

1. Significant accounting policies (continued)

Parent entity information

In accordance with AASB 10 (IFRS 10) Consolidated Financial Statements, these consolidated financial statements present the results of the Group only. Supplementary information about the parent entity is disclosed in note 24.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at 30 June 2023 and 2022 and the results of all subsidiaries for the years then ended. Incannex Healthcare Limited and its subsidiaries together are referred to in these consolidated financial statements as the ‘Group’. Details of all controlled entities are set out in Note 22.

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

1. Significant accounting policies (continued)

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

The Company’s arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under AASB 15 (IFRS 15), Revenue from Contracts with Customers.

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

The Company disaggregates revenue from contracts with customers based on the categories that most closely depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. During the years ended 30 June 2023 and 2022, the Company recognized revenue from only one such category, being cannabinoid oils sales.

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

Property, plant and equipment

All property, plant and equipment is recognised at historical cost less depreciation. Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Buildings	25-40 years
●	Machinery	10-15 years
●	Vehicles	3-5 years
●	Furniture, fittings and equipment	3-8 years

Furniture, fittings and equipment include assets in the form of office fit outs. These assets and other leasehold improvements are recognised at their fair value and depreciated over the shorter of their useful life or the lease term, unless the entity expects to use the assets beyond the lease term.

Intangible assets

Patents and trademarks

Separately acquired patents and trademarks are shown at historical cost. Trademarks have an indefinite useful life. Patents have been assessed to have a 13-year useful life. Amortisation shall begin when the patents are available for use. At that point, they will be carried at cost less accumulated amortisation and impairment losses.

Intangible assets with an indefinite useful life or that are not yet available for use are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Research and development

Research costs are expensed in the period in which they are incurred. Development costs are capitalised when it is probable that the project will be a success considering its commercial and technical feasibility; the Group is able to use or sell the asset; the Group has sufficient resources and intent to complete the development; and its costs can be measured reliably. Capitalised development costs are amortised on a straight-line basis over the period of their expected benefit, being their finite life of 10 years. The Company has not capitalised any development costs for the years ended June 30 2023 and 2022.

Right-of-use leased assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

1. Significant accounting policies (continued)

The Company has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Lease Liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

Adoption of new and revised standards

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Accounting standards and interpretations issued but not yet effective

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended 30 June 2023 and are not material to the disclosure in these accounts.

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

Acquisition of APIRx Pharmaceuticals

The Group has determined that the acquisition of APIRx Pharameticals (“APIRx”) in August 2022 is not deemed a business combination as the acquired set of activities and assets of APIRx did not meet the definition of a business under AASB 3 Business Combinations. Therefore, the transaction has been accounted for as an asset acquisition.

In an asset acquisition, the assets acquired are assigned a carrying amount based on the cost of the transaction and their relative fair values. The cost of the transaction was determined based on the fair value of the shares issued for consideration (in accordance with the shared based payment transactions accounting policy below). No deferred tax will arise in relation to the acquired assets and assumed liabilities as per the initial recognition exemption under AASB 112 Income Taxes.

Furthermore, no goodwill arises on acquisition and transaction costs of the acquisition are included in the capitalised cost of the asset. In determining when a transaction is an asset acquisition and not a business, significant judgment is required to assess whether the assets acquired constitute a business in accordance with AASB 3. Under AASB 3 a business is an integrated set of activities and assets that is capable of being conducted or managed for the purposes of providing a return, and consists of inputs and processes which, when applied to those inputs has the ability to create outputs.

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

Intangible assets with an indefinite useful life or that are not yet available for use

The Group tests annually, or more frequently if events or changes in circumstances indicate impairment, whether an intangible asset with an indefinite useful life or an intangible asset that is not yet available for use has suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts have been determined using the Relief from Royalty method. These calculations require the use of assumptions, including estimated discount rates, royalty rates, and growth rates of the estimated future cash flows. Refer to note 12 for further information.

3. Other income

	Consolidated
	2023	2022
Other income (point in time)	$	$
Interest	362,766	6,271
Refundable R&D tax offset	1,013,879	782,383
	1,376,645	788,654

4. Segment Information

Identification of reportable operating segments

AASB 8 (IFRS 8) Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Executive Officer in order to allocate resources to the segment and to assess its performance.

The Group’s operating segments have been determined with reference to the monthly management accounts used by the Chief Executive Officer to make decisions regarding the Group’s operations and allocation of working capital. Due to the size and nature of the Group, the Board as a whole has been determined as the Chief Executive Officer.

Based on the quantitative thresholds included in AASB 8 (IFRS 8), for the fiscal year ended 30 June 2023, the Group was organised into three operating segments:

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

The revenues and results of these segments of the Group as a whole are set out in the consolidated statement of comprehensive income and the assets and liabilities of the Group as a whole are set out in the consolidated statement of financial position. A summary of revenue and expenses for the period and assets and liabilities at the end of the fiscal year for each segment is shown below.

30 June 2023	Psychedelic products	Cannabinoid Products	Corporate	Consolidated
	$	$	$	$
Revenue from external customers	-	-	-	-
Interest revenue	-	(129)	362,895	362,766
Other revenue	-	1,013,879	-	1,013,879
Other expenses	(1,092,033)	(9,121,608)	(11,142,562)	(21,356,203)
Segment loss after income tax	(1,092,033)	(8,107,858)	(10,779,667)	(19,979,558)
Segment assets	881,808	53,359,216	34,349,676	88,590,700
Segment liabilities	(433,278)	(2,395,958)	(1,632,597)	(4,461,833)

30 June 2022	Psychedelic products	Cannabinoid Products	Corporate	Consolidated
	$	$	$	$
Revenue from external customers	-	-	-	-
Interest revenue	-	96	6,175	6,271
Other revenue	-	782,383	-	782,383
Other expenses	(883,708)	(4,642,796)	(10,166,059)	(15,692,563)
Segment loss after income tax	(883,708)	(3,860,317)	(10,159,884)	(14,903,909)
Segment assets	56,058	263,731	37,559,819	37,879,608
Segment liabilities	(354,310)	(577,819)	(1,078,404)	(2,010,533)

5. Income tax

The prima facie income tax benefit on pre-tax accounting loss from operations reconciles to the income tax benefit in the financial statements as follows:

	Consolidated
	2023	2022
	$	$
Accounting loss before tax	(19,979,558)	(14,903,909)

Income tax benefit at the applicable tax rate of 25% (2022: 26%)	4,994,890	3,725,977
Non-deductible expenses	(1,259,881)	(564,872)
Non-assessable income	253,439	195,596

Deferred tax assets not recognized	(3,988,448)	(3,356,701)

Income tax benefit	-	-

Unrecognized Deferred Tax Asset
Deferred tax asset not recognized in the financial statements:

Unused tax losses	29,636,125	24,845,264

Net unrecognized tax benefit at 25% (2022: 26%)	7,409,031	6,211,316

The potential deferred tax benefit has not been recognized as an asset in the financial statements because recovery of the asset is not considered probable in the context of AASB 112 Income Taxes (IAS 12).

The benefit will only be realised if:

a)	the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit to be realised.

b)	the Company complies with the conditions for deductibility imposed by the law; and

c)	no changes in tax legislation adversely affect the Company in realising the benefit.

6. Loss per share

	Consolidated
	2023	2022
	$	$
Basic loss per share - cents per share	(1.30)	(1.25)
Basic loss per share
The loss and weighted average number of ordinary shares used in the calculation of basic loss per share is as follows:
Total comprehensive loss for the year	(19,979,558)	(14,903,909)
- Weighted average number of ordinary shares (number)	1,536,826,010	1,191,154,011

The company notes that the diluted loss per share is the same as basic loss per share.

7. Dividends

The Company has not declared a dividend for the year ended 30 June 2023 (2022: $nil).

8. Cash and cash equivalents

	Consolidated
	2023	2022
	$	$
Cash at bank and on hand	33,363,228	37,500,931
	33,363,228	37,500,931
Cash at bank earns interest at floating rates based on daily bank deposit rates.
Reconciliation of loss for the year to net cash flows from operating activities:
Loss after income tax	(19,979,558)	(14,903,909)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based payments	3,191,640	1,464,550
Depreciation and amortisation	130,946	-
Foreign exchange gain	(6,428)	(594,394)
Changes in net assets and liabilities:
(Increase)/Decrease in receivables	7,240	(92,320)
(Increase)/Decrease in other current assets	(951,221)	53,447
Increase/(Decrease) in trade payables and accrued expenses	1,561,321	1,111,080
Increase/(Decrease) in other liabilities	103,235	154,173
Cash flows used in operations	(15,942,825)	(12,807,373)

9. Trade and other receivables (current)

Current	Consolidated
	2023	2022
	$	$

GST recoverable	287,478	294,717
	287,478	294,717

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

10. Other assets (current)

Prepayments[1]	935,172	59,836
Office rental bond	100,009	24,124
	1,035,181	83,960

[1]	Prepayments consist prepaid clinical trial insurances, prepaid R&D expenditure relating to PsiGAD and IHL-675A clinical trials and scientific, marketing, and adverting subscription services.

11. Property, plant and equipment (non-current)

	Furniture, fittings, and equipment	Total
	$	$
Year ended 30 June 2023

Opening net book amount	-	-
Additions	476,873	476,873
Depreciation charge	(33,221)	(33,221)
Closing net book amount	443,652	443,652

At 30 June 2023

Cost	476,873	476,873
Accumulated depreciation and impairment	(33,221)	(33,221)
Net book amount	443,652	443,652

12. Intangible assets

	Patents	Trademarks	Other intangibles[3]	Total fair value
	$	$	$	$
Year ended 30 June 2023

Opening net book amount	-	-	-	-
Acquisition of assets[1]	22,822,000	28,904,000	991,000	52,717,427
Amortisation charge[2]	-	-	-	-
Closing net book amount	22,822,000	28,904,000	991,000	52,717,427

At 30 June 2023

Cost	22,822,000	28,904,000	991,000	52,717,427
Accumulated amortization and impairment2	-	-	-	-
Net book amount	22,822,000	28,904,000	991,000	52,717,427

[1]	On 4 August 2022, the Company completed the acquisition of APIRx Pharmaceuticals via the issuance of 218,169,506 IHL ordinary shares to the stakeholders of APIRx in an all–scrip transaction. As substantially all of the fair value of the assets acquired in the transaction relates to intangible assets (patents, trademarks, active clinical and pre-clinical research and development projects), the transaction has been determined to be an asset acquisition and not a business combination. In addition to the shares issued to APIRx, the Company issued 13,090,170 IHL ordinary shares & 9,000,000 IHL options to Ryba LLC as part of their engagement terms as lead M&A advisors, which were included in the cost of the assets acquired. The total cost was allocated to the acquired assets on the basis of the assets’ relative fair values.
[2]	Patents have been assessed to have a 13-year useful life; trademarks have an indefinite useful life. There has been no amortisation at period end as the assets are not available for use yet.
[3]	Other intangibles relates to the fair value of other IP assets acquired, including pending or inactive patents.

12. Intangible assets (continued)

Impairment testing for intangible assets with indefinite life or that are not yet available for use

The accounting standards state that an impairment test must be performed annually for indefinite life intangible assets such as patents and trademarks. Further, companies must also assess at each reporting date whether there is any indication that the asset may be impaired and, if so, perform an impairment test.

The recoverable amount was determined using the Relief from Royalty (‘RFR’) valuation method. Fair value was measured largely using Level 2 and Level 3 inputs under AASB 13 Fair Value Measurement. The key assumptions are outlined below.

The calculations reflect a thirteen-year revenue forecast and requires the use of assumptions, including estimated royalty rates, tax rate, estimated discount rates and expected useful life.

The thirteen-year revenue forecast is based on the Group’s thirteen-year forecasts relating to acquired drug candidates currently in the pre-clinical and active clinical stages, being Medchew, Chewell, CannQuit O, CannQuit N and Renecann which was presented to the Audit committee. The thirteen-year forecast is based on the expiry date of each of the 20 granted patents, the average useful life for the granted patents is approximately 13 years. Accordingly, the revenue forecast exceeds five years and extends through to the end of 2035. The Company’s confident that the valuation of the Patents and Trademarks are reliable and were based on past experience and the Company’s forecast operating and financial performance. Revenue beyond the thirteen-year period applied a terminal growth rate of 11.20% for revenue growth.

The following key assumptions were used in the Relief from Royalty model:

	Patents	Trademarks
Royalty rate[1]	5.25%	6.25%
Terminal growth rate[2]	N/A	11.20%
Post-tax discount rate[3]	42.5%	42.5%
Discount rate premium[4]	1.00%	1.00%
Tax rate[5]	30.00%	30.00%
Compound annual revenue growth rate[6]	10.18%	10.18%

[1]	The royalty rates (a percentage of gross revenue) used in the valuation models is based on rates observed in the market.
[2]	The terminal growth rate is a blended rate based on the relative proportion of revenue generated by each Trademark at the end of the forecast period, and the expected market growth of the drugs market specific to the indications treated by the drug candidates under those Trademarks.
[3]	The discount rate applied has been determined with reference to the rates of return expected by venture capitalists investing in early-stage companies based on academic research and empirical evidence.
[4]	Intangible assets, by their nature, generally carry more risk than tangible assets and therefore, the return required for tangible assets such as working capital and fixed assets is typically lower than the company discount rate, and the return required for intangible assets is higher than the discount rate.
[5]	The tax rate applied in the valuation model is based on the Australian corporate tax rate of 30.0%.
[6]	Compounded annual growth rate over 10 years from FY25-35.

There is no indication of impairment at balance date.

13. Leases

	Consolidated
	2023	2022
	$	$
Amounts recognised in statement of financial position
Right-of-use assets

Right-of-use assets[1]	841,460	-
Depreciation	(97,726)	-
	743,734	-

[1]	For the year ended 30 June 2023, the Group entered into a three new lease agreement for its corporate head office in Sydney, Melbourne office and Clarion Clinic site. The leases have four, five and three-year terms respectively.

Lease liabilities

Current	170,656	-
Non-current	616,087	-
	786,743	-

Amounts recognised in statement of comprehensive income

Depreciation charge of right-of-use assets	97,726	-
Net finance expenses	33,609	-
	131,335	-

14. Trade and other payables (current)

	Consolidated
	2023	2022
	$	$

Trade payables	2,707,441	1,300,696
Accrued expenses	641,031	415,449
Employee leave entitlements	326,618	294,388
	3,675,090	2,010,533

15. Issued capital

Consolidated
2023	2022
$	$
150,842,248	86,586,794

	Consolidated
	2023	2023	2022	2022
	$	No. of shares	$	No. of shares
(a) Ordinary shares - movements during year

At start of year	86,586,794	1,292,334,028	45,852,106	1,068,411,224
Issues of new shares – placements[1]	13,000,000	63,414,635	400,000	5,000,000
Issues of new shares – acquistion[2]	49,088,139	218,169,506	-	-
Issues of new shares – employees and directors’	-	-	-	10,000,000
Exercise of options	2,027	2,027	40,274,243	207,650,638
Shares in lieu of advisor fees[3]	2,945,288	13,090,170	450,000	1,272,166
Share issue costs[4]	(780,000)	-	(389,555)	-
At end of year	150,842,248	1,587,010,366	86,586,794	1,292,334,028

[1]	On 9 December 2022, the Group raised $13 million from a placement of 63,414,635 shares with a small consortium of US and international institutional investors with significant healthcare experience in the US, Europe and Asia.
[2]	On 4 August 2022, the Company completed the acquisition on APIRx Pharmaceuticals via the issuance of 218,169,506 IHL ordinary shares to the stakeholders of APIRx in an all–scrip transaction.
[3]	On 4 August 2022, the Company issued 13,090,170 IHL ordinary shares to Ryba LLC as lead M&A Advisors on the APIRx acquisition.
[4]	On 9 December 2022, the Group incurred $780k of share issue cost from Bell Potter relating to the share placement completed during the period.

16. Reserves

Equity based premium reserve	Consolidated
	2023	2022
	$	$
Balance at 1 July 2022	8,077,191	6,612,641
Options issued to advisors[1]	684,000	-
Issues of new options – placement[2]	108,257	-
Equity instruments issued to management and directors[3]	3,191,640	1,464,550
At 30 June 2023	12,061,087	8,077,191

[1]	During the year ended 30 June 2023, the Company issued 9,000,000 options to Ryba LLC pursuant to the mandate executed between the companies in November 2021. As the transaction between the Company and APIRx was deemed complete on 04 August 2022 the options were issued.
[2]	During the year ended 30 June 2023, the Company issued 105,800,651 options to existing shareholders for nominal amount as part of a loyalty placement offer.
[3]	Relates to the amortization of shares and options issued as share-based payments during the current and prior periods.

The equity based premium reserve is used to record the value of equity issued to raise capital, and for share-based payments.

17. Share based payments

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

Fair value of shares issued

The fair value of shares issued to employees is determined using the closing price of shares on the grant date and expensed over the vesting period. The total fair value of shares issued to employees and directors during the year was $1,866,328 as of 30 June 2023 there was $895,318 of total unrecognized compensation cost related to unvested shares.

Options

The exercise price of options outstanding as of 30 June 2023 and 2022 ranged between $0.35 and $1.50.

As of 30 June 2023, there was $1,325,311 of recognized and $615,452 of total unrecognized compensation cost related to unvested share options, which is expected to be recognized over a weighted-average period of approximately 1.39 years.

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

The following share options were issued to employees and consultants as share based payments during the year ended 30 June 2023:

Options	Number	Grant Date	Expiry Date	Exercise Price	Total fair value
Options granted to Directors
Unlisted Options	2,500,000	29-Nov-22	31-May-24	$1.00	$57,500
Unlisted Options	2,500,000	29-Nov-22	31-May-24	$1.50	$30,000
Options granted to third parties
Unlisted Options	3,000,000	04-Aug-22	04-Aug-25	$0.61	$243,000
Unlisted Options	3,000,000	04-Aug-22	04-Aug-25	$0.69	$228,000
Unlisted Options	3,000,000	04-Aug-22	04-Aug-25	0.76	$213,000
Total options	14,000,000				$771,500

17. Share based payments (continued)

The following share options were issued to employees and consultants as share based payments during the year ended 30 June 2022:

Options	Number	Grant Date	Expiry Date	Exercise Price	Total fair value
Options granted to Directors
Unlisted Options	1,399,999	09-Jun-22	01-Jul-25	$0.26	$298,200
Unlisted Options	1,399,999	09-Jun-22	01-Jul-26	$0.31	$309,400
Unlisted Options	1,400,002	09-Jun-22	01-Jul-27	$0.35	$324,800
Unlisted Options	1,399,999	09-Jun-22	01-Jul-26	$0.26	$326,200
Unlisted Options	1,399,999	09-Jun-22	01-Jul-27	$0.31	$334,600
Unlisted Options	1,400,002	09-Jun-22	01-Jul-28	$0.35	$347,200
Options granted to employees
Unlisted Options	533,333	29-Apr-22	01-Jul-25	$0.26	$139,200
Unlisted Options	533,333	29-Apr-22	01-Jul-26	$0.31	$143,467
Unlisted Options	533,334	29-Apr-22	01-Jul-27	$0.35	$148,800
Total options	10,000,000				$2,371,867

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

The fair value of the equity-settled share options granted is estimated as at the grant date using a Black-Scholes option model taking into account the terms and conditions upon which the options were granted, as follows for the year ended 30 June 2023:

	$1.00 Options	$1.50 Options	$0.612 Options	$0.69 Options	$0.765 Options
	31-May-24	31-May-24	4-Aug-25	4-Aug-25	4-Aug-25
Number	2,500,000	2,500,000	3,000,000	3,000,000	3,000,000
Expected volatility (%)	90%	90%	90%	90%	90%
Risk-free interest rate (%)	3.18%	3.18%	2.86%	2.86%	2.86%
Expected life of option (years)	1.5	1.5	3.0	3.0	3.0
Exercise price (cents)	100	150	61.2	69.0	76.5
Grant date share price (cents)	23.5	23.5	22.5	22.5	22.5
Vesting date	29-Nov-22	29-Nov-22	4-Aug-22	4-Aug-22	4-Aug-22

17. Share based payments (continued)

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

Ordinary shares

There were 218,169,506 IHL ordinary shares issued to the vendors APIRx as part of the asset acquisition, in addition the Company issued 13,090,170 IHL ordinary shares to Ryba LLC as lead M&A advisors. The fair value of the shares was determined with reference to the ASX share price at the date at which the shares were granted. Refer note 12 & 15 for further details.

Performance Rights

There were no Performance Shares and Performance Rights for the years ended 30 June 2023 & 2022.

18. Remuneration of auditors

	Consolidated	Consolidated
	2023	2022
	$	$
Audit or review of the financial reports of the company
Amounts received & receivable by the auditor:
Audit services – PKF Brisbane Audit	97,750	85,000
Audit services – HLB Mann Judd	-	23,138
Audit services – Withum Smith & Brown (US auditor)	-	357,208
	97,750	465,346

Withum Smith&Brown, PC were appointed auditors in the US in preparation for listing the Company’s securities in the US.

19. Financial instruments

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

(b) Sensitivity analysis

During 2023, if interest rates had been 50 basis points higher or lower than the prevailing rates realised, with all other variables held constant, there would have been an immaterial change in post-tax result for the year. The impact on equity would have been the same.

(c) Net fair values

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and liabilities approximates their carrying value.

(d) Commodity price risk

The Group’s exposure to price risk is minimal.

19. Financial instruments (continued)

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

(f) Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of share issues and convertible notes.

The Group’s contractual liabilities at 30 June 2023 were as follows:

Description	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Total
Consolidated	$	$	$	$	$
Payables & accruals	3,298,131	236,514	140,445	-	3,675,090
	3,298,131	236,514	140,445	-	3,675,090

The Group’s contractual liabilities at 30 June 2022 were as follows:

Description	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Total
Consolidated	$	$	$	$	$
Payables & accruals	1,828,527	-	-	-	1,828,527
	1,828,527	-	-	-	1,828,527

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

20. Commitments and contingencies

The Group had no commitments or contingent liabilities as at 30 June 2023.

21. Key Management Personnel compensation and related party disclosure

The Key Management Personnel of Incannex Healthcare Limited during the year were:

Troy Valentine

Peter Widdows

Joel Latham

George Anastassov

Robert Clark (appointed 17 August 2022)

Key management personnel compensation

	2023	2022
	$	$
Short-term employee benefits	2,296,996	1,333,992
Post-employment benefits	66,757	47,547
Share based payments	2,715,156	1,028,634
Total KMP compensation	5,078,909	2,410,173

Transactions with related entities

Transactions between related parties are on commercial terms and conditions, no more favourable than those available to other parties unless otherwise stated.

During the year, nil (2022: $407,824) fees were paid to Alignment Capital Pty Ltd (“Alignment”), an entity in which Mr Valentine is a director. Alignment was previously engaged by the Company to manage the exercise of IHLOB options program.

During the year, $247,122 (2022: Nil) fees were paid to Cannvalate Pty Ltd (“Cannvalate”), an entity in which Dr Agarwal (KMP in the prior period) is a director. The Company previously entered into a distribution agreement with Cannvalate Pty Ltd whereby the Company had the right to distribute cannabinoid oil products in Australia through Cannvalate’s network.

During the year, Mr Valentine was paid $254,000 (2022: $240,000) for consulting fees invoiced to the Company, outside of his directors’ fees. Mr Widdows was also paid $160,000 (2022: Nil) for consulting fees invoiced to the Company, outside of his directors’ fees.

22. Details of the controlled entity

The consolidated financial statements include the financial statements of Incannex Healthcare Limited (‘IHL’) and its wholly owned subsidiaries Incannex Pty Ltd (‘IXPL’), APIRx Pharmaceuticals, LLC (‘APIRx’) and Psychennex Pty Ltd (‘PXPL’). IXPL is incorporated in Australia and IHL owns 100% of the issued ordinary shares in IXPL (2022: 100%). APIRx is formed in Delaware and IHL owns 100% of the issued capital in APIRx. PXPL is incorporated in Australia and IHL owns 100% of the issued ordinary shares in PXPL (2022: 100%).

23. Events Subsequent to Reporting Date

No further significant events have occurred since the end of the financial year.

24. Parent entity disclosures

The individual financial statements for the parent entity show the following aggregate amounts.

Statement of financial position	2023	2022
Financial Position	$	$
Current assets	33,677,744	37,559,819
Non-Current assets	671,932	-
Total assets	34,349,676	37,559,819
Current liabilities	(1,260,966)	(1,078,404)
Non-current liabilities	(371,631)	-
Total liabilities	(1,632,597)	(1,078,404)
Net assets	32,717,079	36,481,415

Issued capital	150,842,248	86,586,794
Reserves	12,061,087	8,077,191
Accumulated losses	(130,186,256)	(58,182,570)
Shareholders’ equity	32,717,079	36,481,415

Contingencies of the Parent Entity

There are no contingent liabilities involving the parent entity (2022: Nil).

Guarantees of the Parent Entity

There are no guarantees involving the parent entity (2022: Nil)

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

1. Significant accounting policies (continued)

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

The revenues and results of these segments of the Group as a whole are set out in the consolidated statement of comprehensive income and the assets and liabilities of the Group as a whole are set out in the consolidated statement of financial position. A summary of revenue and expenses for the period and assets and liabilities at the end of the fiscal year for each segment is shown below.

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

14. Share based payments (continued)

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

14. Share based payments (continued)

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

16. Financial Instruments (continued)

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

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

Exhibit	Description
1.1	Constitution of Incannex Healthcare Limited (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022).
2.1	Form of Deposit Agreement between Incannex Healthcare Limited and Deutsche Bank Trust Company Americas as Depositary (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Description of Securities (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the SEC on October 28, 2022)
4.1	Employment Agreement between Incannex Healthcare Limited and Joel Latham, dated July 1, 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.2	Service Agreement between Incannex Healthcare Limited and Madhukar Bhalla, dated June 28, 2021 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.3✓	Clinical Trial Research Agreement between Alfred Health and Incannex Healthcare Limited, dated June 22, 2021 (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.4✓	Clinical Trial Research Agreement between Alfred Health and Incannex Healthcare Limited, dated September 24, 2020 (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.5✓	Clinical Trial Research Agreement between University of Western Australia and Incannex Healthcare Limited, dated April 6, 2021 (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.6✓	Master Consultancy Agreement between Clinical Network Services (CNS) Pty Ltd (now Novotech Australia) Pty Limited) and Incannex Healthcare Limited, dated June 29, 2020 (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.7✓	Research Services Agreement between Monash University and Incannex Healthcare Limited, dated November 27, 2020 (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.8✓	Research Services Agreement between Monash University and Incannex Healthcare Limited, dated March 10, 2021 (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.9✓	Master Service Agreement between Avance Clinical Pty Limited and Incannex Healthcare Limited, dated July 12, 2021 (incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.10✓	Appendix No. 2 to the Master Consultancy Agreement between Novotech Australia Pty Limited and Incannex Healthcare Limited, dated February 2, 2021 (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form 20-F filed with the SEC on January 25, 2022)
4.11	Share Sale and Purchase Agreement between Incannex Healthcare Limited and the sellers of APIRx Pharmaceutical USA, LLC, dated May 12, 2022. (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 28, 2022)
4.12#	Service Agreement between Incannex Healthcare Limited and Lekhram Changoer, dated August 5, 2022
8.1	List of subsidiaries of Registrant (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 28, 2022)
11.1#	Share Trading Policy of Incannex Healthcare Limited
12.1#	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2#	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1#	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter to Securities and Exchange Commission from Withum Smith+Brown, PC dated October 28, 2022 (incorporated by reference to Exhibit 15.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 28, 2022)
15.2#	Consent of PKF Brisbane Audit
15.3#	Consent of WithumSmith+Brown, PC
101.INS#	Inline XBRL Instance Document.
101.SCH#	Inline XBRL Taxonomy Extension Schema Document.
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104#	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

#	Filed herewith.

✓	Certain confidential information in this exhibit was omitted by means of marking such information with brackets (“[***]”) because the identified confidential information is not material and is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Incannex Healthcare Limited

/s/ Joel Latham
By:	Joel Latham
Title:	Chief Executive Officer and Managing Director

Date: October 31, 2023